Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
Dated as of September 16, 2007
among
T-MOBILE USA, INC.,
TANGO MERGER SUB, INC.,
and
SUNCOM WIRELESS HOLDINGS, INC.

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER
          This AGREEMENT AND PLAN OF MERGER, dated as of September 16, 2007, among SunCom Wireless Holdings, Inc., a Delaware corporation (the “Company”), T-Mobile USA, Inc., a Delaware corporation (“Parent”), and Tango Merger Sub, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) (each a “Party” and, together, the “Parties”).
WITNESSETH:
          WHEREAS, the Parties intend that Merger Sub be merged with and into the Company upon the terms set forth herein, with the Company surviving the Merger as a wholly owned subsidiary of Parent;
          WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;
          WHEREAS, the respective Boards of Directors of each of Parent and Merger Sub have unanimously approved this Agreement and declared it advisable for Parent and Merger Sub to enter into this Agreement;
          WHEREAS, concurrently with the execution and delivery of this Agreement, as an inducement to Parent’s willingness to enter into this Agreement and incur the obligations set forth herein, certain shareholders of the Company have executed a Voting Agreement, dated as of the date hereof (the “Voting Agreement”); and
          WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.
          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE I
THE MERGER
          Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”), whereupon the separate corporate existence of Merger Sub will cease, and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

          Section 1.02 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 at 10:00 a.m., local time, on a date (the “Closing Date”) which shall be the third Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VI as of any date, Parent and Merger Sub shall not be required to effect the Closing prior to April 15, 2008.
          Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL and the Parties shall take all such further action as may be required by Law to make the Merger effective. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
          Section 1.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property of the Company and Merger Sub shall vest in the Surviving Corporation, and all liabilities and obligations of the Company and Merger Sub shall become liabilities and obligations of the Surviving Corporation.
          Section 1.05 Certificate of Incorporation and By-laws of the Surviving Corporation. Subject to and consistent with the obligations set forth in Section 5.07 hereof, at the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended in the merger to read in its entirety as the certificate of incorporation of Merger Sub read immediately prior to the Effective Time, until thereafter amended in accordance with the terms thereof and hereof and applicable Law, except that the name of the Surviving Corporation shall be SunCom Wireless Holdings, Inc., and (b) the by-laws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law, except that the references to Merger Sub’s name shall be replaced by references to SunCom Wireless Holdings, Inc.
          Section 1.06 Directors. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or as provided by applicable Law.

          Section 1.07 Officers. From and after the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or as provided by applicable Law.
          Section 1.08 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:
               (a) Conversion of Common Stock. Each share of Class A common stock, par value $0.01 per share, of the Company outstanding immediately prior to the Effective Time (each, a “Share” and collectively, the “Shares”) (including any Restricted Shares as described in Section 1.10), other than the Cancelled Shares and the Dissenting Shares, shall be converted automatically into and shall thereafter represent the right to receive $27.00 in cash, without interest (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 1.08 shall be automatically cancelled and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration in accordance with Section 1.09.
               (b) Parent and Merger Sub-Owned Shares. Each Share that is owned by Parent or Merger Sub immediately prior to the Effective Time or held by the Company (as treasury stock or otherwise) immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) (the “Cancelled Shares”) shall by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange for such cancellation.
               (c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
               (d) Dissenters’ Rights. Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who are entitled to demand and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the

DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, but instead holders of such Dissenting Shares will be entitled to such rights (and only such rights) as are granted by the provisions of Section 262 unless and until any such holder fails to perfect or effectively withdraws, waives or loses its rights to appraisal under the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the provisions of Section 262. If any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent prompt notice of any demands received by the Company for appraisals of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal, Parent shall have the right to conduct all negotiations and proceedings with respect to such notices and demands and the Company shall have the opportunity to participate in (but not control) such negotiations and proceedings at its own cost. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make or agree to make any payment with respect to any demands for appraisal or settle, or offer to agree to settle, any such demands.
               (e) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible or exchangeable into or exercisable for shares of capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change; provided that nothing herein shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
          Section 1.09 Exchange of Certificates.
               (a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent and approved in advance by the Company in writing (such approval not to be unreasonably withheld) to act as a paying agent hereunder (and pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company) (the “Paying Agent”), in trust for the benefit of holders of the Shares (including the Restricted Shares), cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares (including the Restricted Shares) outstanding immediately prior to the Effective Time (other than the Cancelled Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented such Shares (including the Restricted Shares) (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article I (such cash being hereinafter referred to as the “Exchange Fund”).
          (b) Payment Procedures. As soon as reasonably practicable after the Effective Time and in any event no later than the fifth Business Day following the Closing Date, the Paying Agent shall mail to each holder of record of Shares (including Restricted Shares) whose Shares were converted into the Merger Consideration pursuant to Section 1.08, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually agree), and (ii) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor cash in an amount equal to Merger Consideration payable in exchange therefor. No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. Notwithstanding anything in this Agreement to the contrary, each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold, or to cause to be deducted or withheld, from the consideration otherwise payable under this Agreement to any holder of Shares (including, for the avoidance of doubt, Restricted Shares), such amounts as may be required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder, or any applicable provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental or Regulatory Authority, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, in respect of which such deduction or withholding were made.
          (c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, they shall be cancelled and exchanged for a check in the proper amount pursuant to this Article I.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares or Restricted Shares who have not surrendered their Shares or Restricted Shares in accordance with this Section 1.09 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares or Restricted Shares (subject to any applicable abandoned property, escheat or similar Law) but only as a general creditor thereof for payment of its claim for the Merger Consideration.
               (e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Certificates or Book-Entry Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
               (f) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or the Surviving Corporation, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the Merger Consideration in respect thereof entitled to be received pursuant to this Agreement.
          Section 1.10 Treatment of Restricted Shares. Except as set forth in Section 4.01 of the Company Disclosure Letter with respect to certain Restricted Shares that may be granted after the date hereof but that will be forfeited at the Effective Time, each Share outstanding immediately prior to the Effective Time, granted subject to vesting or other lapse restrictions pursuant to the Company’s Amended and Restated Stock and Incentive Plan and 2004 Directors’ Stock and Incentive Plan (the “Company Stock Plans”) and/or any applicable restricted stock award agreements (collectively, the “Restricted Shares”), shall, by virtue of this Agreement, vest and become free of such restrictions immediately prior to the Effective Time and shall be canceled and converted into the right to receive the Merger Consideration in accordance with Section 1.08(a) hereof.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as (i) disclosed in the Company SEC Reports filed after December 31, 2004 and prior to the date of this Agreement and only as and to the extent disclosed therein (excluding any forward-looking disclosures set forth in any risk factor section, and any disclosures in any section relating to forward-looking statements) (provided that in no event shall any disclosure in any Company SEC Report qualify or limit the representations and warranties of the Company set forth in Sections 2.02 or 2.03 of this Agreement) or (ii) except as set forth in the letter (the “Company Disclosure Letter”) delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of the Company Disclosure Letter to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants as of the date hereof to Parent and Merger Sub as follows:
          Section 2.01 Organization and Qualification; Subsidiaries. Section 2.01 of the Company Disclosure Letter sets forth a complete and correct list of the name and jurisdiction of organization of each “significant subsidiary” of the Company as such term is defined in Regulation S-X promulgated by the SEC, as well as the percentage of outstanding equity interests of such “significant subsidiary” owned by the Company or any of its Subsidiaries. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with all requisite corporate power to own its properties and conduct its business as currently conducted. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, except where the failure to be so organized, existing and in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof). Each of the Company’s Subsidiaries has all corporate or similar powers and authority required to own, lease and operate its respective properties and carry on its business as now conducted, except where the failure to have such power and authority has not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof). Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof). The Company has heretofore furnished, or otherwise made available, to Parent a complete and correct copy of the certificate of incorporation and the bylaws, each as amended to the date hereof, of the Company.
          Section 2.02 Capitalization. (a) The authorized capital stock of the Company consists solely of (i) 580,000,000 Shares, of which, as of the date hereof, 59,341,576 Shares were issued and 59,227,828 Shares were outstanding (including 226,594 outstanding Restricted Shares), and (ii) 70,000,000 shares of Preferred Stock, $0.01 par value, of which, as of the date hereof, none were issued or outstanding. All of the issued and outstanding Shares are validly issued, fully paid and nonassessable.
               (b) Except as set forth in Section 2.02(a) hereof and Section 2.02(b) of the Company Disclosure Letter and for not more than 91,695 Shares reserved for issuance pursuant to the Company Stock Plans as of the date hereof, as of the date hereof, there have not been reserved for issuance, and there are no outstanding (i) shares of capital stock or voting securities of, or other equity ownership interests in, the Company or any of its Subsidiaries; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of, or other equity ownership interests in, the Company or any of its Subsidiaries; (iii) other rights, options, agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or voting securities of, or other equity ownership interests in, or securities convertible into or exchangeable for shares of capital stock or voting securities of, or other equity ownership interests in, the Company or any of its Subsidiaries (the securities described in clauses (i) through (iii) are collectively referred to herein as the “Company Securities”); or (iv) obligations of the Company or any of its Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of any Company Securities. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except those arising after the date hereof, as permitted by Section 4.01(a)(iv). There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Securities. Except for the Voting Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or preemptive rights with respect thereto.
          (c) From May 16, 2007 to the date hereof, (i) the Company has not declared or paid any dividend or distribution in respect of any Company Securities (other than cash dividends paid to the Company or one of its wholly owned Subsidiaries by a wholly owned Subsidiary of the Company with regard to its capital stock), and (ii) neither the Company nor any of its Subsidiary has issued, sold or repurchased any Company Securities, and their respective Boards of Directors have not authorized any of the foregoing.
          (d) All the outstanding capital stock or limited liability company interests of each of the Company’s Subsidiaries that is owned by the Company or any of its Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights, and are owned by the Company or one of its Subsidiaries free and clear of any liens, security interest, pledges, charges or encumbrances (“Liens”) except for any Permitted Liens referred to in clause (i) of the definition of Permitted Liens. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person, or any options, warrants, rights or securities convertible, exchangeable or exercisable therefor.
     Section 2.03 Authority Relative to this Agreement. The Company has the necessary corporate power and authority to enter into this Agreement and subject to, in the case of the consummation of the Merger, obtaining the Company Stockholder Approval, to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the approval and adoption of this Agreement, at the Company Meeting, by the holders of Shares constituting a majority of the outstanding Shares entitled to vote thereon (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.
          Section 2.04 No Conflict; Required Filings and Consents. (a) Assuming compliance with the matters referenced in Section 2.04(b) below and the receipt of the Company Stockholder Approval, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) violate or conflict with the Second Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) or the Second Amended and Restated Bylaws (the “Bylaws”) of the Company, (ii) violate or conflict with any law, regulation, court order, judgment or decree applicable to the Company or any of its Subsidiaries or by which any of their respective property is bound or affected, (iii) violate or conflict with the certificate of incorporation or bylaws or similar constituent documents of any of the Company’s Subsidiaries, or (iv) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, or result in the loss of any material benefit or right, or result in an acceleration of any rights or amounts due under, or require the consent of any other party to, any contract, instrument, Permit, license, franchise, loan or credit agreement, note, bond, mortgage, indenture, agreement, lease or other obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company, any of their respective Subsidiaries or any of their respective property is bound or affected, except, in the case of clauses (ii), (iii) and (iv) above, for conflicts, violations, breaches, defaults, rights, results, consents or Liens which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof).
               (b) Other than the filing of the Certificate of Merger pursuant to the DGCL and other filings and/or the receipt of prior approvals, or the expiration of applicable waiting periods, as required by or in connection with (i) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iii) the Federal Communications Commission (the “FCC”); (iv) state public service or public utility commissions or similar state regulatory bodies (the “State Commissions”), (v) possible foreign Governmental or Regulatory Authorities regulating competition and (vi) any voluntary notification to the Committee on Foreign Investment in the United States (“CFIUS”) under the 1988 Exon-Florio Amendment to the Defense Production Act of 1950, as amended (“Exon-Florio Act”) that may be filed by the Parties; and (vii) any filings required pursuant to the rules of any applicable stock exchanges (collectively, the “Company Required Approvals”), no material authorization, consent, approval or order of, or filing with, or notice to, any Governmental or Regulatory Authority is necessary, under applicable Law, in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

          Section 2.05 SEC Filings; Financial Statements. (a) The Company and SunCom Wireless, Inc. (“Operating Sub”) have timely filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since December 31, 2004 (all such forms, reports, statements, certificates and other documents filed with or furnished to the SEC since December 31, 2004, with any amendments thereto, collectively, the “Company SEC Reports”), each of which, as finally amended, has complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act and, in each case, the rules and regulations of the SEC promulgated thereunder. None of the Company SEC Reports contained, when filed with the SEC or, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Other than Operating Sub, none of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act. As of the date hereof, no principal executive officer or principal financial officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to any Company SEC Report.
               (b) Each of the consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes and schedules, where applicable) (the “Company Financial Statements”) fairly present in all material respects the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to (i) in the case of unaudited statements included (or incorporated by reference) in the Company SEC Reports filed prior to the date hereof, normal year-end adjustments and other adjustments described therein, including the notes thereto, and (ii) in the case of unaudited financial statements included (or incorporated by reference) in the Company SEC Reports filed after the date hereof, normal year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC, including the notes thereto. Each of such Company Financial Statements (including the related notes and schedules, where applicable) complied, as of the date of filing, or, if amended, as of the date of such amendment, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) consistently applied during the periods and at the dates involved, except in each case as indicated in such statements or in the notes thereto.
               (c) The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls over financial reporting (as required by Rule 13a-15(a) under the Exchange Act) that is sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The management of the Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the individuals responsible for the preparation of the Company’s filings with the SEC by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud within the Company’s Knowledge that involves management or other Company Employees who have a significant role in the Company’s internal controls over financial reporting.
          Section 2.06 Undisclosed Liabilities. Except as permitted or contemplated by this Agreement or consented to by Parent hereunder, the Company and its Subsidiaries taken as a whole, have not incurred since June 30, 2007, any liabilities or obligations of any nature except liabilities or obligations (a) which are reflected or reserved against in the Company Financial Statements dated as of June 30, 2007 or reflected in the notes thereto, (b) which were incurred after June 30, 2007, in the ordinary course of business and consistent with past practices and which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company, (c) which have been discharged or paid in full in the ordinary course of business, or (d) which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.
          Section 2.07 Absence of Certain Changes or Events. Except as permitted or contemplated by this Agreement or consented to by Parent hereunder, since December 31, 2006,
               (a) there has not been any Material Adverse Effect on the Company or an event, change, effect, development, condition or occurrence that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;
               (b) to the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice; and (ii) neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would be prohibited by subsections (a)(ii), (b)(i), (b)(ii), (d)(B), (d)(C), (d)(D), (d)(E), (i), (j), (k) or (m) of Section 4.01 if taken after the date hereof.
          Section 2.08 Litigation. As of the date hereof, there are no (i) claims, actions, suits, proceedings or investigations pending before any Governmental or Regulatory Authority, including, without limitation, the FCC, or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, or any properties, assets or rights of the Company or any of its Subsidiaries, or (ii) orders, judgments or decrees of any Governmental or Regulatory Authority, including, without limitation, the FCC, against the Company or any of its Subsidiaries, or any properties, assets or rights of the Company or any of its Subsidiaries, except for those that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof).
          Section 2.09 No Violation of Law. Since December 31, 2004, the businesses of the Company and its Subsidiaries have not been, and are not currently being, conducted in violation of any statute, law, ordinance, regulation, judgment, order or decree of any Governmental or Regulatory Authority (including, without limitation, any stock exchange or other self-regulatory body) (“Law”), including, without limitation, the Sarbanes-Oxley Act and the Foreign Corrupt Practices Act of 1977, as amended, except for violations which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof). As of the date hereof, no investigation or review by any Governmental or Regulatory Authority with respect to the Company or any of its Subsidiaries is pending, or to the Company’s Knowledge, threatened, nor has any Governmental or Regulatory Authority indicated an intention to conduct the same, except for such investigations or reviews that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof). None of the representations and warranties made in this Section 2.09 are being made with respect to Environmental Laws or Tax Laws.
          Section 2.10 Employee Matters; ERISA. (a) Section 2.10(a) of the Company Disclosure Letter contains a list of all material Company Benefit Plans. For purposes of this Agreement, the term “Company Benefit Plans” means all employee benefit plans sponsored or maintained by the Company or its Subsidiaries as of the date hereof and covering present or former employees, officers or directors of the Company and of each of its Subsidiaries or the beneficiaries or dependents thereof, or providing benefits to such persons in respect of services provided to any such entity, or with respect to which the Company or any of its Subsidiaries has, or has had, an obligation to contribute or any other liability, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any deferred compensation, bonus, stock option, restricted stock, incentive, profit sharing, retirement, savings, medical, health, life insurance, disability, sick leave, cafeteria or flexible spending, vacation, unemployment compensation, employment, severance or change in control agreements, arrangements, programs, policies or plans and any other benefit arrangements or payroll practice, whether funded or unfunded, insured or uninsured, written or unwritten. With respect to each Company Benefit Plan, the Company has made available to Parent (i) a true and correct copy of each Company Benefit Plan or, in the case of any Company Benefit Plan which is not in written form, an accurate description of the material provisions of such Company Benefit Plan as in effect on the date hereof, (ii) the summary plan description, (iii) the most recent annual report, financial statement and/or actuarial report, (iv) the most recent determination letter from the IRS and/or the Puerto Rico Department of the Treasury, as applicable, including all schedules thereto, (v) any related trust agreements, insurance contracts or documents of any other funding arrangements, (vii) any written communications to or from the IRS or any office or representative of the Department of Labor or the Puerto Rico Department of the Treasury relating to any compliance issues in respect of any such Company Benefit Plan, and (viii) all amendments, modifications or supplements to any such document. Except to the extent specifically made available to Parent, as of the date hereof there are no material amendments to any Company Benefit Plan that have been adopted or approved, nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new material Company Benefit Plan.
          (b) Except, with respect to clauses (i), (ii) and (iv) only, as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, with respect to each Company Benefit Plan, (i) each such Company Benefit Plan has been established, operated and administered in all respects with applicable Laws, including, but not limited to, ERISA, the Code and, in each case, the regulations thereunder, (ii) all contributions due from the Company or any of its Subsidiaries to date have been timely made and all amounts properly accrued, (iii) each such Company Benefit Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and intended to be qualified under Section 401(a) of the Code or under any similar provision of non-U.S. law has received a favorable determination letter, or has pending an application for such determination from the Internal Revenue Service with respect to those provisions for which the remedial amendment period under Section 401(b) of the Code has not expired or, in the case of a Company Benefit Plan subject to non-U.S. law, has received a favorable determination under the applicable law, and to the Knowledge of the Company, there is no reason why any such determination letter should be revoked or not issued, as applicable, and (iv) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened or anticipated with respect to any such Company Benefit Plan.
          (c) Neither the Company nor its Subsidiaries nor any trade or business, whether or not incorporated, that, together with the Company or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”), (i) maintains or contributes to, or has maintained or contributed to, (A) any plan or arrangement that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (B) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or (C) a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code or (ii) has incurred or reasonably expects to incur in respect of any Company Benefit Plan or otherwise any liability pursuant to Title I or Title IV of ERISA or penalty, excise Tax or joint and several liability pursuant to any provisions of the Code or ERISA, except for liabilities, penalties or excise Taxes that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. With respect to each Company Benefit Plan that is a “multiemployer plan,” no complete or partial withdrawal from such plan has been made by the Company or any Subsidiary, or, to the Company’s Knowledge, by any other Person, that could result in any liability to the Company or any Subsidiary and if the Company, any Subsidiary or any other Person were to withdraw from any such Company Benefit Plan, such withdrawal would not result in any material liability for the Company.
          (d) With respect to each Company Benefit Plan for which financial statements are required by ERISA, there has been no change in the financial status of such Company Benefit Plan since the date of the most recent such statements except any of the foregoing as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.
               (e) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation. Section 2.10(e) of the Company Disclosure Letter sets forth reasonable and accurate estimates of the amount of “excess parachute payments” within the meaning of Section 280G of the Code, that may become payable as a result of the execution or delivery of this Agreement, or the consummation of the transactions contemplated hereby, either alone or in conjunction with any other event (whether contingent or otherwise).
               (f) Neither the Company nor any of its Subsidiaries or ERISA Affiliates has any liability with respect to an obligation to provide health or other non-pension benefits to any person beyond their retirement or other termination of service other than health continuation coverage mandated by Section 4980B of the Code or applicable Law. Since December 31, 2006, neither the Company nor any of its Subsidiaries or ERISA Affiliates has announced any intent or commitment (whether or not legally binding) to create or implement any additional employee benefit plan or to amend, modify or terminate any broad-based Company Benefit Plan in a manner that would materially increase the Company’s costs or costs to be incurred by Parent at or after the Effective Time.
          Section 2.11 Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreements or any other agreements of any kind that reflect or pertain to understandings or practices communicated or agreed on between the Company and any labor organization or representative of any labor organization. There are no labor unions or other labor organizations representing or to the Company’s Knowledge purporting to represent or making any efforts to represent employees of the Company or its Subsidiaries, and there is no pending, or, to the Knowledge of the Company, threatened labor dispute, strike, work stoppage or other concerted labor activity against the Company or its Subsidiaries in each case which has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.
          Section 2.12 Environmental Matters. (a) Except for such matters that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company, (i) each of the Company and its Subsidiaries is in compliance with all applicable Environmental Laws, (ii) the properties currently owned or operated by it or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances, (iii) to the Company’s Knowledge, no Hazardous Substances were present, disposed, released or otherwise deposited on, under, at or from the properties formerly owned or operated by it or any of its Subsidiaries during the period of ownership or operation by it or any of its Subsidiaries, (iv) to the Company’s Knowledge, neither it nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property, (v) neither it nor any of its Subsidiaries has received any notice, demand, threat, letter, claim or request for information alleging that it or any of its Subsidiaries may be in violation of or liable under any Environmental Law (including any claims relating to electromagnetic fields or microwave transmissions), and (vi) to the Company’s Knowledge, neither it nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements (other than those of general applicability not specifically related to the Company) with any Governmental or Regulatory Authority or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances (except for such agreements entered into by the Company in the ordinary course of business).
               (b) For purposes of this Agreement, (i) “Environmental Law” means any federal, state, Puerto Rico, local, foreign or other law (including common law), statutes, ordinances or codes relating to: (A) the protection, investigation or restoration of the environment or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to person or property in connection with any Hazardous Substance and (ii) “Hazardous Substances” means any substance that is: listed, classified or regulated pursuant to any Environmental Law, including without limitation, any “hazardous substance,” “pollutant” or “contaminant” as defined in the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.), or any “hazardous material” as that term is defined under the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), and also including any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon.
          Section 2.13 Board Action and Recommendation; Company Stockholder Approval; Takeover Laws, etc. (a) The Board of Directors of the Company, at a duly held meeting has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement with Parent and Merger Sub, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) resolved to recommend (the “Recommendation”) that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration by the stockholders of the Company at the Company Meeting, and (iv) approved this Agreement and the Voting Agreement, and the transactions contemplated thereby for purposes of Section 203 of the DGCL, including approving Parent’s (and its Affiliates’) becoming an “interested stockholder” as defined in Section 203 of the DGCL.
               (b) The Company Stockholder Approval is the only vote of the holders of any class or series of the capital stock of the Company required to approve this Agreement, the Merger and the other transactions contemplated hereby.
               (c) No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Certificate of

Incorporation or Bylaws is, or at the Effective Time will be, applicable to the Shares, the Merger or the other transactions contemplated by this Agreement.
          Section 2.14 Opinion of Financial Advisor. The Company has received the opinion of Goldman, Sachs & Co., dated as of September 16, 2007 to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the holders of Shares. The Company has provided to Parent a correct and complete copy of such opinion or, if such opinion has not been delivered to the Board of Directors in written form as of the execution of this Agreement, then the Company shall make a correct and complete copy of any such opinion received by it available to Parent promptly following its delivery to the Board of Directors in written from.
          Section 2.15 Brokers. Except for Goldman, Sachs & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or investment banking fee in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has provided to Parent’s representatives an accurate estimate of the aggregate maximum amount that is or may become payable by the Company in respect of fees to its Representatives (including Goldman, Sachs & Co.) and payments that may become payable to executives and other Company Employees resulting from a change of control of the Company.
          Section 2.16 Tax Matters. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:
               (a) All Tax Returns required to be filed by the Company or its Subsidiaries have been timely filed with the appropriate Governmental or Regulatory Authorities. All such Tax Returns are true, correct and complete. The Company and each of its Subsidiaries have timely paid all Taxes reflected on such Tax Returns and required to be paid by the Company or any of its Subsidiaries when due and payable, except with respect to Taxes which the Company or a Subsidiary is contesting in good faith or for which the Company or a Subsidiary has made adequate provisions in accordance with GAAP;
               (b) No audit, examination or other proceeding with respect to Taxes due from the Company or any of its Subsidiaries, or with respect to any Tax Return of the Company or any of its Subsidiaries, is pending, threatened in writing, or being conducted by any Governmental or Regulatory Authority, and all assessments for Taxes due with respect to completed and settled audits, examinations or any concluded litigation have been fully paid;
               (c) The Company and each of its Subsidiaries (i) have withheld from payments to their employees, independent contractors, creditors, shareholders and any other applicable Person (and timely paid to the appropriate Governmental or Regulatory Authority) proper and accurate amounts and (ii) have in good faith properly calculated and billed sales and use, excise, e911, USF and similar transactions and telecommunications Taxes imposed on services to customers (and timely paid such Taxes to the appropriate Governmental or Regulatory Authority), in each case in compliance with all corresponding Tax provisions of any Governmental or Regulatory Authority for all periods through the date hereof;

               (d) No agreements relating to the allocation or sharing of Taxes exist between the Company and/or any one of its Subsidiaries, on the one hand, and a third party, on the other hand;
               (e) No extension or waiver of the statute of limitations on the assessment of any Taxes has been granted by the Company or any of its Subsidiaries and is currently in effect;
               (f) Neither the Company nor any of its Subsidiaries (1) is, or has been, a member of an affiliated, consolidated, combined or unitary group, other than one of which the Company or a Subsidiary of the Company was the common parent or (2) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), or as a transferee or successor;
               (g) Neither the Company nor any of its Subsidiaries has executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or under any similar provision of applicable Law, in each case, which remains in effect and applies to any open tax year;
               (h) The Company and each of its Subsidiaries have, in all material respects, maintained the books and records required to be maintained pursuant to Section 6001 of the Code and the rules and Treasury Regulations thereunder; and
               (i) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
          It is agreed that the only representations made by the Company in respect of Taxes are those set forth in this Section 2.16.
          Section 2.17 Intellectual Property. (a) The Company and its Subsidiaries have all right, title and interest in, or a valid and binding license to use, all Intellectual Property and Information Technology currently used in the conduct of the businesses of the Company and its Subsidiaries (the “Company Intellectual Property”), except where the failure to have such right, title and interest or have the right to use such Company Intellectual Property has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.
               (b) The Company and its Subsidiaries (i) have not defaulted (except defaults that have been waived) under any license to use any Company Intellectual Property, and (ii) are not as of the date hereof the subject of any proceeding or litigation for infringement of any third party Intellectual Property, except for, in each case, a default, proceeding or litigation that has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.
               (c) Except as has not had or would not reasonably be expected to have a Material Adverse Effect on the Company, (i) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has infringed upon, misappropriated or otherwise violated, or is currently infringing upon, misappropriating or otherwise violating, any Intellectual

Property rights of any other Person, and (ii) to the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated, or is currently infringing, misappropriating or otherwise violating, any Company Intellectual Property rights.
               (d) Neither the Company nor any of its Subsidiaries has received any notice, demand, threat, letter, claim or request alleging that the Company or any of its Subsidiaries, or any products or services distributed, sold or licensed by any of them, may have infringed or may be infringing any Intellectual Property of a third party, except as has not had or would not reasonably be expected to have a Material Adverse Effect on the Company.
          For purposes of this Agreement, “Intellectual Property” means patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, copyrights and copyright rights, trade secret and trade secret rights, and other intellectual property rights, and all pending applications for and registrations of any of the foregoing and “Information Technology” means the computers, computer software and databases, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and associated documentation, in each case, which are necessary for the operation of the business of the Company or any of its Subsidiaries as conducted as of the date of this Agreement.
          Section 2.18 Certain Contracts. (a) Section 2.18 of the Company Disclosure Letter lists, as of the date of this Agreement, each Contract to which the Company or any of its Subsidiaries is a party that:
          (A) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;
          (B) relates to the formation, creation, operation, management or control of any partnership or joint venture with a third party that is material to the business of the Company and the Subsidiaries, taken as a whole;
          (C) relates to (1) any Indebtedness having an outstanding principal amount in excess of $5 million, or (2) the sale, securitization or servicing of loans or loan portfolios, in each case in connection with which the aggregate actual or contingent obligations of the Company and its Subsidiaries under such contract are greater than $5 million;
          (D) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), not yet consummated, of assets or capital stock or other equity interests of another Person for aggregate consideration under such Contract in excess of $5 million;
          (E) is an interconnection or similar agreement in connection with which the Company’s or a Subsidiary of the Company’s equipment, networks and services are connected to those of another service provider in order to allow their respective customers access to each other’s services and networks;

     (F) contains any commitment to (1) provide wireless services coverage in a particular geographic area, (2) build out a non de minimus number of tower sites in a particular geographic area, or (3) sell or provide, or use or pay for, minutes on a wholesale or other non-retail basis, including in respect of any Mobile Virtual Network Operator or wholesaler;
     (G) any roaming agreement that cannot be terminated on 30 days or less notice;
     (H) by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $10 million over the remaining term of such Contract;
     (I) (i) grants any exclusivity, right of first refusal or similar preferential right to the other party; or (ii) provides for any minimum purchase commitment of at least $1 million by the Company or any of its Subsidiaries;
     (J) relates to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually or in the aggregate, could reasonably be expected to result in payments in excess of $5 million;
     (K) (i) grants to any third party any material Company Intellectual Property (other than in the ordinary course of business in tandem with the use of the Company’s products), or (ii) grants to the Company a license to use any material Intellectual Property owned by a third party (other than commercially available off-the-shelf software);
     (L) contains any non-compete or similar provision that would restrict the ability of the Company or any of its Subsidiaries (or, after the Closing Date, could restrict the ability of Parent or any of its Subsidiaries) to (i) engage in any line of business or to compete with any Person in any line of business, in each case in any geographic location, (ii) engage in business with any Person without the levying of any fine, charge or other payment for doing so, or (iii) provide, sell or distribute any products or services or purchase or otherwise obtain any equipment, components, parts, services or products.
The foregoing Contracts are referred to herein as the “Specified Contracts.”
          (b) Except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, (i) other than with respect to any Specified Contract of the type referred to in clause (L) of Section 2.18(a), each Specified Contract is valid and binding on the Company and any Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, and (ii) the Company and its Subsidiaries have performed and complied with all obligations required to be performed or complied with by them under each Specified Contract. There is no default under any Specified Contract by the Company or any of its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries except in any such case which has not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof).
          Section 2.19 Real Property. (a) Section 2.19(a) of the Company Disclosure Letter lists all material real property owned by the Company or any Subsidiary as of the date hereof, including, without limitation, all owned transmission towers (if any) on Leased Real Property (the “Owned Real Property”). With respect to each Owned Real Property, (i) either the Company or a Subsidiary of the Company has good and valid title to such Owned Real Property, free and clear of all Liens other than Permitted Liens and, with respect to any owned transmission towers on Leased Real Property, other than Real Property Leases, (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Owned Real Property or any portion thereof or interest therein, other than, in the case of clauses (i) and (ii) above, any which has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Owned Real Property, except proceedings which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.
               (b) Section 2.19(b) of the Company Disclosure Letter lists all leases, subleases, licenses and other material agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property, including locations on towers and other structures (“Leased Real Property”) at which the operations of the Company and any of its Subsidiaries are conducted as of the date hereof (the “Real Property Leases”). Except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, (i) each Real Property Lease is valid, binding and in full force and effect and all rent and other sums and charges payable by the Company or any of its Subsidiaries as tenants thereunder are current and (ii) no termination event (other than expirations in the ordinary course) or uncured default of a material nature or, to the Knowledge of the Company, allegation of default of a material nature, on the part of the Company or, if applicable, its Subsidiary or, to the Knowledge of the Company, the landlord thereunder exists under any Real Property Lease. Except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property which is subject to a Real Property Lease (except with respect to licenses, as to which the Company and its Subsidiaries have a valid license), free and clear of all Liens, except for Permitted Liens. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases, except such condemnation which has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

               (c) Section 2.19(c) of the Company Disclosure Letter lists all leases, subleases, licenses and other material agreements under which the Company or any of its Subsidiaries leases, subleases or grants the right to use or occupy any Owned Real Property or Leased Real Property, to any other Person, other than to the Company or any of its Subsidiaries (“Lessor Leases”). Except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, (i) each Lessor Lease is valid, binding and in full force and effect and all rent and other sums and charges payable to the Company or any of its Subsidiaries as landlords thereunder are current and (ii) no termination event (other than expirations in the ordinary course) or uncured default of a material nature or, to the Knowledge of the Company, allegation of default of a material nature, on the part of the Company or, if applicable, its Subsidiary or, to the Knowledge of the Company, the tenant thereunder exists under any Lessor Lease.
          Section 2.20 Licenses. (a) Section 2.20(a) of the Company Disclosure Letter sets forth a list, as of the date hereof, of (i) all material permits, franchises, licenses, privileges, immunities, approvals, certificates, orders, authorizations or consents that are granted by any Governmental or Regulatory Authority (including, without limitation, any stock exchange or other self-regulatory body) (“Permits”) and operating rights necessary for the operation of the businesses as presently operated by the Company and its Subsidiaries issued or granted to the Company or any of its Subsidiaries by the FCC (the “FCC Licenses”), and all Permits issued or granted to the Company or any of its Subsidiaries by public utility commissions regulating telecommunications businesses, including, without limitation, the Junta Reglamentadora de Telecomunicaciones de Puerto Rico (the “State Licenses” and collectively with the FCC Licenses and other Permits, the “Company Licenses”); (ii) the date on which each FCC License expires or is subject to renewal in accordance with its terms; (iii) all pending applications for Company Licenses that would be Company Licenses if issued or granted; (iv) all pending applications by the Company or any of its Subsidiaries for modification, extension or renewal of any Company License. Except as has not had and would not reasonably be expected to have a material adverse effect on the Company with respect to the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries in the Commonwealth of Puerto Rico, the Permits necessary for the operation of the businesses as presently operated by the Company and its Subsidiaries in the Commonwealth of Puerto Rico have been granted pursuant to and in accordance with the requirements of applicable Law. As of the date hereof, each of the Company and its Subsidiaries is in compliance with its obligations under each of the FCC Licenses and the rules and regulations of the FCC, and with its obligations under each of the other Company Licenses, except for such failures to be in compliance with the Company Licenses as have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof). To the Knowledge of the Company, no notice of violation, order of forfeiture or complaint, proceeding, review or investigation against the Company or any of its Subsidiaries relating to any of the Company Licenses by any Governmental or Regulatory Authority (including, without limitation, the FCC or the Federal Aviation Administration (the “FAA”)) is pending or, to the Company’s Knowledge, threatened, nor has any Governmental or Regulatory Authority (including, without limitation, the FCC or the FAA) indicated in writing an intention to conduct the same, except for such investigations which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof). The FCC Licenses are in full force and effect, meaning that: (A) the orders issuing the FCC Licenses have become effective under the Communications Act; (B) the grant of all of the FCC Licenses to the Company or any of its Subsidiaries has become final; (C) all express FCC-imposed conditions precedent have been satisfied and the FCC Licenses are not subject to any conditions outside the ordinary course; and (D) the FCC actions granting all FCC Licenses, together with all underlying construction permits, have not been reversed, stayed, enjoined, annulled or suspended; and (E) the FCC Licenses have not expired by their own terms or been invalidated or modified by any subsequent FCC action, except, in each case, as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof).
               (b) All of the currently operating cell sites and microwave paths of the Company and its Subsidiaries in respect of which a filing with the FCC was required have been constructed and are currently operated in all respects as represented to the FCC in currently effective filings, and modifications to such cell sites and microwave paths have been preceded by the submission to the FCC of all required filings, in each case, except for such failures as have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.
               (c) All transmission towers owned by the Company and its Subsidiaries are obstruction-marked and lighted by the Company or its Subsidiaries to the extent required by, and in accordance with, the rules and regulations of the FAA (the “FAA Rules”), except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Appropriate notification to the FAA has been made for each transmission tower owned by the Company and its Subsidiaries to the extent required to be made by the Company or any of its Subsidiaries by, and in accordance with, the FAA Rules, in each case, except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.
               (d) The Company does not hold any Permits to provide local exchange services or interexchange services.
          Section 2.21 Related Party Transactions. Except for employment-related Contracts filed or incorporated by reference as an exhibit to the Company SEC Reports filed prior to the date of this Agreement or Company Benefit Plans, Section 2.21 of the Company Disclosure Letter sets forth a correct and complete list of the Contracts or arrangements that are in existence as of the date of this Agreement between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (i) current executive officer or director of either the Company or any of its Subsidiaries or any Person that has served as such an executive officer or director within the last two years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than 5% of the Shares as of the date hereof, or (iii) to the Company’s Knowledge, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or any of its Subsidiaries) entered into within the last twelve months and, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (a “Related Party Transaction”). The Company has provided to Parent copies of each Contract or other relevant documentation (including any amendments or modifications thereto) providing for each Related Party Transaction.
          Section 2.22 Insurance. The Company maintains for itself and its Subsidiaries policies covering the assets, business, equipment, properties, operations, employees, directors and officers, and product warranty and liability claims, and such other forms of insurance in such amounts, with such deductibles and against such risks and losses as, in its good faith judgment, are reasonable for the business and assets of the Company and its Subsidiaries. Except in each case as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, all such policies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to have been or be in effect, and neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under any such policy. There is no claim by the Company or any of its Subsidiaries pending under any such policies that (i) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (ii) if not paid would reasonably be expected to have a Material Adverse Effect on the Company.
          Section 2.23 No Other Representations and Warranties. The Company acknowledges that neither Parent nor Merger Sub, nor any Affiliate thereof, has made any representations or warranties of any nature as to any matter whatsoever except as expressly set forth in this Agreement or in the corresponding section of the Parent Disclosure Letter.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT
          Except as set forth in the letter (the “Parent Disclosure Letter”) delivered by Parent to the Company concurrently with the execution of this Agreement (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of the Parent Disclosure Letter to which the relevance of such item is reasonably apparent), each of Parent and Merger Sub hereby represents and warrants as of the date hereof to the Company as follows:
          Section 3.01 Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, render illegal, or delay beyond the End Date (including any applicable extension thereof) or materially impair the ability of Parent or Merger Sub to consummate the Merger (including delivery of the aggregate Merger Consideration) and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Each of Parent and Merger Sub is an indirect wholly owned subsidiary of Deutsche Telekom AG.
          Section 3.02 Authority Relative to this Agreement. Each of Parent and Merger Sub has the necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, other than the approval and adoption of this Agreement by Parent as the holder of all the issued and outstanding shares of capital stock of Merger Sub, which adoption by Parent shall occur immediately following execution of this Agreement. Neither this Agreement nor the consummation by Parent and Merger Sub of the transactions contemplated hereby requires any further action by any of Parent’s or Merger Sub’s stockholders. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of Parent and Merger Sub.
          Section 3.03 No Conflict; Required Filings and Consents. (a) Assuming compliance with the matters referenced in Section 3.03(b) below, the execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) violate or conflict with the certificate of incorporation or bylaws or similar constituent documents of Parent or Merger Sub, (ii) conflict with or violate any law, regulation, court order, judgment or decree applicable to Parent or Merger Sub or any of their respective Affiliates or by which any of their respective property is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Parent or any of its Subsidiaries pursuant to, or result in the loss of any material benefit or right, or result in an acceleration of any rights or amounts due under, or require the consent of any other party to, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which Parent, Merger Sub, any of their respective Subsidiaries or any of their respective property is bound or affected, except, in the case of clauses (ii) and (iii) above, for conflicts, violations, breaches, defaults, rights, results, consents or Liens which would not reasonably be expected to have a Parent Material Adverse Effect.
               (b) Other than the filing of the Certificate of Merger pursuant to the DGCL and other filings and/or the receipt of prior approvals, or the expiration of applicable waiting periods, as required by or in connection with (i) the Exchange Act, and the rules and regulations promulgated thereunder, (ii) the HSR Act, (iii) the FCC, (iv) the State Commissions, (v) possible foreign Governmental or Regulatory Authorities regulating competition, (vi) any voluntary notification to CFIUS under the Exon-Florio Act that may be filed by the Parties, and (vii) any filings required pursuant to the rules of any applicable stock exchanges, neither Parent nor Merger Sub is required to submit or obtain any material report, consent, approval, authorization, Permit, action, filing or notice with any Governmental or Regulatory Authority in connection with the execution, delivery or performance of this Agreement.
               (c) Each of Parent and Merger Sub is legally and financially qualified under the Communications Act to hold the FCC Licenses. There are no facts or circumstances pertaining to Parent or any of its Subsidiaries which, under the Communications Act would (i) result in the FCC’s refusal to grant its consent to transfer the FCC Licenses to Parent or Merger Sub or (ii) delay beyond the End Date (including any applicable extensions thereof) obtaining the FCC’s consent to transfer the FCC Licenses to Parent or Merger Sub. No waiver of, exemption from, or Declaratory Ruling pursuant to, any provision of the Communications Act or the rules, regulations and policies of the FCC is necessary to obtain the FCC’s consent to transfer the FCC Licenses to Parent or Merger Sub.
          Section 3.04 Litigation. As of the date hereof, there are no claims, actions, suits, proceedings or investigations pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries, or any properties or rights of Parent or any of its Subsidiaries before any Governmental or Regulatory Authority, including without limitation, the FCC, except for those that have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          Section 3.05 Capitalization of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, 100 of which shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
          Section 3.06 Available Funds. On the date the Closing is to occur pursuant to Section 1.02 prior to the Effective Time, Parent will have available to it, unrestricted, immediately available funds sufficient for the payment or repayment, as applicable, of (a) the maximum aggregate Merger Consideration as provided herein (including for Restricted Shares as provided herein), (b) any amounts outstanding under the Term Loan Agreement, dated as of November 18, 2004, as in effect on the date hereof, by and among Operating Sub and the lenders party thereto (the “Term Loan Agreement”) (c) any amounts necessary for the consummation of the change of control offer required under the indenture, as in effect on the date hereof, governing the 8 1/2% Senior Notes due 2013 (the “Senior Notes”) issued by Operating Sub, as a result of the occurrence of the Effective Time and, (d) any amounts necessary for the consummation of the Debt Offer or the Debt Redemption, and (e) any related fees and expenses.

          Section 3.07 Proxy Statement; Other Information. None of the information provided in writing by Parent or its Affiliates to the Company specifically for inclusion in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, or at the time of any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          Section 3.08 Brokers. Except for Deutsche Bank Securities, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or investment banking fee in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
          Section 3.09 No Other Representations and Warranties. Parent and Merger Sub acknowledge that the Company makes no representations or warranties of any nature as to any matter whatsoever except as expressly set forth in this Agreement or in the corresponding section of the Company Disclosure Letter and specifically (but without limiting the generality of the foregoing) that the Company makes no representations or warranties with respect to, and neither the Company nor any other Person will have or be subject to any liability for indemnification or failing to make available to Parent, Merger Sub or any other Person resulting from, (a) any projections, estimates or budgets delivered to or made available to Parent or Merger Sub (or any of their respective Affiliates or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries, or (b) the future business and operations of the Company and its Subsidiaries.
ARTICLE IV
CONDUCT OF BUSINESS PENDING THE MERGER
          Section 4.01 Conduct of Business in the Ordinary Course. The Company covenants and agrees with Parent that, between the date hereof and the Effective Time, except as described on Section 4.01 of the Company Disclosure Letter, as consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed) or as otherwise expressly contemplated hereby, the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business and consistent with past practice; and the Company for itself and on behalf of its Subsidiaries agrees with Parent to use its commercially reasonable efforts to preserve intact their business organizations, to keep available the services (but without any obligation to pay any additional compensation) of their current officers and employees and to preserve the goodwill of and maintain their present relationships with significant current customers and suppliers and with other Persons with whom they have significant business relations, in each case in all material respects; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 4.01 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Except as set forth on Section 4.01 of the Company Disclosure Letter, as consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed), or as otherwise expressly contemplated by this Agreement, the Company agrees with

Parent, on behalf of itself and its Subsidiaries, that they will not, between the date hereof and the Effective Time, directly or indirectly, do any of the following:
          (a) (i) issue, sell, pledge, dispose of, encumber, authorize, or propose the issuance, sale, pledge, disposition, encumbrance or authorization of any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of, or any other ownership interest in, the Company or any of its Subsidiaries, or grant any restricted shares, phantom equity, stock appreciation rights or other equity-based award with respect to Shares under any Company Benefit Plan or otherwise (whether such awards are settled in cash, Shares or otherwise), except for any transaction solely between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company; (ii) amend or propose to amend the certificate of incorporation or bylaws or other similar constituent documents or any certificate of designation of the Company or any of its Subsidiaries, or adopt, amend or propose to amend any stockholder rights plan or related rights agreement; (iii) split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to Shares; or (iv) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any Company Securities, except in connection with (X) the withholding of Company Securities to satisfy Tax obligations with respect to Restricted Shares, and (Y) the acquisition by the Company of Company Securities in connection with the forfeiture of Restricted Shares;
          (b) (i) acquire, propose to acquire or enter into an agreement to acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make or increase any investment in another entity (other than an entity which is a wholly owned Subsidiary of the Company as of the date hereof and other than incorporation of a wholly owned Subsidiary) with a value in excess of $5 million individually or $15 million in the aggregate, except (A)(1) with respect to the fiscal year 2007, as contemplated by the Company’s fiscal year 2007 budget and capital expenditure plans, as set forth in Section 4.01(b) of the Company Disclosure Letter (the “Budget”), (2) with respect to the fiscal quarter ending March 31, 2008, in excess of $5 million, and (3) with respect to the fiscal quarter ending June 30, 2008, in excess of $5 million or (B) made in connection with any transaction solely between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company; (ii) sell, lease, pledge, dispose of, or encumber or authorize or propose, or enter into an agreement contemplating the sale, lease, pledge, disposition or encumbrance of (x) any FCC Licenses whatsoever, (y) any network assets or fixed assets with a value in excess of $1 million individually or $5 million in the aggregate, or (z) any other assets with a value in excess of $1 million individually or $5 million in the aggregate,, except (A) with respect to such other assets referred to in clause (z) above, in the ordinary course of business and consistent with past practice, (B) as may be required by, or in accordance with, law or any Governmental or Regulatory Authority, including to comply with spectrum limitations, in order to permit or facilitate the consummation of the transactions contemplated hereby, (C)(1) with respect to the fiscal year 2007, as contemplated by the Budget, and (2) with respect to each of the fiscal quarters ending March 31, 2008 and June 30, 2008, in excess of $3 million; or (D) made in connection with any transaction solely between the Company and a wholly owned Subsidiary of the Company or between wholly owned

Subsidiaries of the Company; or (iii) except as required by applicable Law or Permits, authorize or make capital expenditures, except in connection with the cell site build-out contemplated by Section 5.15, (X) with respect to the fiscal year 2007, in an aggregate amount exceeding 110% of the aggregate annual amounts set forth in the Budget, (Y) with respect to the fiscal quarter ending March 31, 2008, in an aggregate amount exceeding $20 million, and (Z) with respect to the fiscal quarter ending June 30, 2008, in an aggregate amount exceeding $20 million.
          (c) (i) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness, except for any Indebtedness solely between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company; provided that, notwithstanding the above, the Company may (A) incur any Indebtedness in the ordinary course of business in an aggregate principal amount not to exceed $50 million and prepayable at any time without premium or penalty, or (B) repay or refinance at maturity any Indebtedness existing on the date hereof, provided that, with respect to refinancings, such Indebtedness, as refinanced, is prepayable at any time without premium or penalty (other than customary LIBOR breakage costs); or (ii) amend or modify any existing Indebtedness;
          (d) except (i) as required pursuant to any Company Benefit Plan (including employment agreements) in effect on the date hereof, or (ii) as required by applicable Law (including Section 409A of the Code) or as deemed advisable to prevent an inclusion of income or imposition of penalties under Section 409A of the Code or as deemed advisable to amend any Company Benefit Plan in order to facilitate compliance with Section 409A in a manner that would not cause a material increase in cost to the Company, its Subsidiaries or to Parent; provided, that any amendments required by Section 409A or made to facilitate compliance with Section 409A of the Code to any material Company Benefit Plan will be made providing Parent with reasonable opportunity to consult, (A) enter into or amend any Contract with any executive officer or director of the Company, other than any employment agreements with persons who are newly hired as executive officers in the ordinary course of business and consistent with past practice, (B) adopt, amend or terminate any Company Benefit Plan or establish any new arrangement that would be a Company Benefit Plan were it in effect on the date hereof, (C) take any action to increase or accelerate the accrual rate, vesting or timing of payment, or fund or in any other way secure the payment, of compensation, benefits or other rights of any employee or other service provider under any Company Benefit Plan, (D) except in the ordinary course of business consistent with past practice in connection with routine promotions of Company Employees at the (non-executive) Manager level and below and field service technical support staff, increase the wages, salaries, benefits or incentive compensation or incentive compensation opportunities of any employee, director, consultant or other service provider of the Company or any of its Subsidiaries; provided, that the Company will provide Parent, no later than five days following the end of each month, with a monthly report summarizing promotions and increases made in the preceding month and, if Parent determines in its reasonable judgment that the monthly increases are not consistent with the Company’s past practice, Parent and the Company will establish a monthly limit on the amount of any such increases/promotions, or (E) enter into, adopt or amend any collective bargaining agreement or other arrangement with any labor organization;

          (e) enter into, renew, extend, amend in any material adverse respect, terminate, or grant any release or relinquishment of rights under, any Specified Contract (other than any Contract with Parent or any of its Affiliates), except (i) as required by Law or any Contract involving a Related Party Transaction, and (ii) other than with respect to Specified Contracts of the types referred to in clauses (A), (B), (C), (F)(3), I(i), (K) and (L) of Section 2.18(a) and only to the extent not otherwise proscribed by any other provision of this Agreement, in the ordinary course of business consistent with past practice; provided that, with respect to a Specified Contract of the type referred to in Section 2.18(a)(G), any new such Contract must terminate or be terminable by the Company upon a change of control of the Company (including the Merger) without any payment, premium or other termination fee;
          (f) assign, transfer, cancel, fail to use commercially reasonable efforts to renew or fail to use commercially reasonable efforts to extend any FCC License or State License, except for cancellations or modifications of FCC Licenses for microwave facilities in the ordinary course of business consistent with past practice, or cancellations or modifications of FCC Licenses for microwave facilities in connection with negotiated relocation agreements in accordance with Sections 27.1111, et seq. and Sections 101.69, et seq. of the FCC Rules;
          (g) assign, transfer, cancel, fail to use commercially reasonable efforts to renew or fail to use commercially reasonable efforts to extend any Real Estate Leases that are, individually or in the aggregate, material to the business and operations of the Company or any of its Subsidiaries, except (i) with respect to Real Estate Leases affecting network or customer support assets, as consistent with the network design, maintenance and growth plans of the Company and its Subsidiaries as of the date hereof, and (ii) with respect to all other Real Estate Leases, in the ordinary course of business and consistent with past practice;
          (h) except with respect to Taxes, compromise, settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business and consistent with past practice that do not involve or relate to this Agreement or the transactions contemplated hereby and that involve only the payment of monetary damages (A) not in excess of $5 million in the aggregate, or (B) consistent with the reserves reflected in the Company’s balance sheet at December 31, 2006, in each case without the imposition of material equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;
          (i) enter into any new line of business outside of its existing business and reasonable extensions thereof;
          (j) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than among wholly owned Subsidiaries of the Company);

               (k) implement or adopt any material change in its financial accounting principles, practices or methods, other than as required by GAAP, the Company’s outside auditors, applicable Law or regulatory guidelines;
               (l) except in the ordinary course of business, (i) make any material Tax election or take any position on any Tax Return filed on or after the date of this Agreement or adopt any method therein that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is required pursuant to applicable Law or the Code, (ii) enter into any settlement or compromise of any material Tax liability for an amount materially in excess of the amount reserved therefor, (iii) change any annual Tax accounting period relating to any material Tax, except as may be required by applicable Law or the Code, or (iv) enter into any closing agreement relating to any material Tax liability for an amount materially in excess of the amount reserved therefor;
               (m) except as required by applicable Law or any Governmental or Regulatory Authority, enter into any contract, agreement, commitment or arrangement or take any action that would, individually or in the aggregate, reasonably be expected to prevent, render illegal, or delay beyond the End Date (including any extension thereof) or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement; or
               (n) authorize or enter into any contract, agreement, commitment or arrangement with respect to any of the matters prohibited by this Section 4.01.
          Section 4.02 Conduct of Business by Parent. Except (i) as may be otherwise required by applicable Law, or (ii) as expressly contemplated or permitted by this Agreement, each of Parent and Merger Sub agrees that it shall not, and Parent shall cause its Subsidiaries not to, from the date hereof to the Effective Time or the termination of this Agreement in accordance with Section 7.01 hereof, (i) enter into any agreement for the acquisition of any business, Person or assets that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or (ii) take any other action or fail to take any action which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
          Section 4.03 No Solicitation. (a) Subject to the provisions of this Section 4.03 set forth below, the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall cause its and their respective officers, directors, employees, agents, advisors and representatives (each, a “Representative”), including any investment banker, attorney or accountant retained by it or any of its Subsidiaries not to, directly or indirectly, from the date hereof, (i) solicit, initiate, or knowingly encourage or facilitate any inquiries, proposals or offers with respect to, or the making or completion of, any Alternative Proposal or any inquiry, proposal or offer that is reasonably likely to lead to an Alternative Proposal, (ii) engage or participate in any negotiations regarding, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, or have any discussions with any Person relating to, or that is reasonably likely to lead to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make, implement or solicit an Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, (iv) enter into, or approve, endorse or recommend, or publicly announce an intention to enter into, or approve, endorse or recommend, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or to breach its obligations hereunder, or (v) agree to do any of the foregoing. The Company shall, shall cause each of its Subsidiaries to, and shall cause each of its Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person (other than the Parties hereto) that has made or indicated an intention to make an Alternative Proposal and shall request the prompt return or destruction of all confidential information previously furnished in connection therewith.
          (b) Subject to Section 4.03(c), neither the Board of Directors of the Company nor any committee thereof shall withdraw or modify the Recommendation in a manner adverse to Parent or Merger Sub or publicly propose to do so.
          (c) Notwithstanding any provision of Section 4.03(a) or Section 4.03(b) to the contrary, if prior to receipt of the Company Stockholder Approval, (x) the Board of Directors of the Company or any committee thereof receives a bona fide written Alternative Proposal which the Board of Directors of the Company or any committee thereof concludes in good faith, after consultation with its outside legal counsel and its financial advisors, constitutes a Superior Proposal after giving effect to all adjustments to the terms of this Agreement which may be offered by Parent and failing to take any action referred to in clauses (i) and (ii) below would be inconsistent with the fiduciary duties of the Board of Directors of the Company or such committee under applicable Law, or (y) in the absence of an Alternative Proposal, failing to take any action referred to in clause (i) below would be inconsistent with the fiduciary duties of the Board of Directors of the Company or such committee under applicable Law, the Board of Directors of the Company or any committee thereof may (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, its Recommendation in a manner adverse to Parent or Merger Sub (any action described in this clause (i), a “Change of Recommendation”), and/or (ii) in the case of clause (x) above, terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (an “Alternative Acquisition Agreement”) with respect to such Superior Proposal, if, in the case of any action described in clause (i) or clause (ii) above, (A) the Company has given Parent four Business Days’ prior written notice of its intention to take such action, which notice shall specify the terms and conditions of any such Superior Proposal and the identity of the Person making such Superior Proposal and shall contemporaneously provide Parent with a copy of the most current written agreement with the Person making such Superior Proposal or, in the absence of an Alternative Proposal, the reasons for such Change of Recommendation, (B) the Company shall have made its financial and legal advisors reasonably available to negotiate with Parent in good faith during such four Business Day period (to the extent Parent desires to negotiate), (C) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement committed to in writing by Parent and shall not have determined, after consultation with its outside counsel and financial advisors, that the Superior Proposal would no longer constitute a Superior Proposal or the Change of Recommendation is no longer necessary, in each case if such changes proposed by Parent were to be given effect, (D) the Company has complied in all material respects with its obligations under this Section 4.03(c) and (E) if the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall have terminated this Agreement in accordance with the provisions of Section 7.01(c)(ii) and shall have paid Parent the Termination Fee in accordance with Section 7.02(b) (and any purported termination under Section 7.01(c)(ii) shall be void and of no force and effect, unless in advance or concurrently with such termination the Company pays the Termination Fee and otherwise complies with Section 7.02). In the event of any material revisions to the Superior Proposal, including an increase or other change in purchase consideration, the Company shall be required to deliver a new written notice to Parent pursuant to clause (ii)(I) above and to comply with the requirements of this Section 4.03(c) with respect to such new written notice.
          (d) Notwithstanding anything to the contrary in Section 4.03(a) or Section 4.03(b), prior to receipt of the Company Stockholder Approval, if (A) after the date hereof, the Company has received a bona fide written Alternative Proposal that has not, directly or indirectly, resulted from a breach by the Company or its Representatives of this Section 4.03, (B) the Board of Directors of the Company determines, in good faith, after consultation with its outside counsel and financial advisors, that such Alternative Proposal is a Superior Proposal or may reasonably be expected to lead to the receipt of a Superior Proposal, and (C) the Board of Directors determines, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL, the Company may (i) furnish non-public information with respect to the Company and its Subsidiaries to the Person making such Alternative Proposal and its Representatives pursuant to a confidentiality agreement containing confidentiality provisions no less restrictive of and no more favorable to the other party than the Confidentiality Agreement, dated May 10, 2007, between the Company and Parent (the “Confidentiality Agreement”); and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Alternative Proposal; provided, however, that the Company shall promptly provide or make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Alternative Proposal or its Representatives which was not previously provided or made available to Parent.
          (e) The Company promptly (and in any event within 48 hours) shall advise Parent orally and in writing of (i) any Alternative Proposal or indication or inquiry with respect to or that would reasonably be expected to lead to any Alternative Proposal, (ii) any request for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to or lead to an Alternative Proposal, and (iii) any inquiry or request for discussion or negotiation regarding or that would reasonably be expected to result in an Alternative Proposal, including in each case the identity of the Person making any such Alternative Proposal or indication or inquiry and the material terms of any such Alternative Proposal or indication or inquiry (including copies of any document, correspondence or agreements or draft agreements evidencing such Alternative Proposal or inquiry). The Company shall keep Parent reasonably informed on a reasonably prompt basis of any material change to the terms of any such Alternative Proposal or indication or inquiry (the

Company agreeing that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent).
               (f) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or (ii) issuing a “stop, look and listen” statement of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided that, in each case of clauses (i) and (ii) above, in no event shall this Section 4.03(f) affect the obligations of the Company specified in Section 4.03(b) and Section 4.03 (e).
               (g) For purposes of this Agreement,
     (i) “Alternative Proposal” means (A) any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), (B) any proposal for the issuance by the Company of over 20% of its equity securities or (C) any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of the Company and its Subsidiaries, in each case other than the Merger.
     (ii) “Superior Proposal” means any bona fide Alternative Proposal made in writing (A) on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement, committed to by Parent in good faith to the Company in response to such proposal or otherwise) and (B) that the Board of Directors, determines in good faith after consultation with the Company’s outside legal counsel and financial advisors, is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal, including the financing terms thereof; provided, however, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%”.
ARTICLE V
ADDITIONAL AGREEMENTS
          Section 5.01 Company Meeting. Subject to the other provisions of this Agreement, the Company shall (a) take all action necessary in accordance with the DGCL and the Certificate of Incorporation and Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the mailing of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (such meeting or any adjournment or postponement thereof, the “Company Meeting”) and use its reasonable best efforts to cause the Company Meeting to occur as promptly as reasonably practicable after the mailing of the Proxy Statement; provided that the Company’s determination of the date of the Company Meeting and any adjournment or postponement of the Company Meeting shall in each case (except any such adjournment or postponement that is required by applicable Law) be subject to Parent’s consent (such consent not to be unreasonably withheld or delayed), and (b) subject to a Change of Recommendation in accordance with Section 4.03(c), (x) include the Recommendation in the Proxy Statement, and (y) use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Section 7.01 and subject to compliance with Section 7.02, the Company, regardless of whether the Board of Directors has approved, endorsed or recommended an Alternative Proposal, or has withdrawn, modified or amended the Recommendation, will submit this Agreement to the stockholders of the Company at the Company Meeting for the purpose of adopting this Agreement.
          Section 5.02 Proxy Statement. (a) As promptly as reasonably practicable (and in no event later than three weeks) following the date of this Agreement, the Company shall prepare and file with the SEC the proxy statement (including the letter to stockholders, notice of meeting and form of proxy, the “Proxy Statement”) in preliminary form in connection with seeking the adoption of this Agreement by the stockholders of the Company and shall use its reasonable best efforts to respond to any comments by the SEC staff in respect of the Proxy Statement. Parent and Merger Sub shall provide to the Company such information as the Company may reasonably request for inclusion in the Proxy Statement. The Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC. The Company shall as promptly as practicable notify Parent of the receipt of any oral or written comments from the SEC relating to the Proxy Statement. The Company shall cooperate and provide Parent with a reasonable opportunity to review and comment on the draft of the Proxy Statement (including each amendment or supplement thereto) and on all written responses to requests for additional information by and replies to written comments of the SEC staff, and shall consider in good faith including in such document comments proposed by Parent, prior to filing of the Proxy Statement (including each amendment or supplement thereto) with, or mailing any such response or replies to, the SEC. The Company shall provide Parent with copies of all filings made and correspondence with the SEC with respect to the Proxy Statement. If at any time prior to the Effective Time, any information should be discovered by any Party hereto which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated by the Company to the stockholders of the Company.

               (b) The Proxy Statement to be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the stockholders of the Company will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, or at the time of any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied in writing by Parent, Merger Sub or any of their Affiliates to the Company specifically for inclusion or incorporation by reference therein.
          Section 5.03 Notification of Certain Matters. Each of the Company and Parent shall give prompt notice to each other of the occurrence or nonoccurrence of any event whose occurrence or nonoccurrence would be likely to cause either (a) a condition in Section 6.02(a), Section 6.02(b), Section 6.03(a), Section 6.03(b) or Section 6.03(c) not to be satisfied or (b) directly or indirectly, a Material Adverse Effect on the Company (or a material adverse effect on the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement prior to the End Date (including any applicable extensions thereof)), or a Parent Material Adverse Effect, as applicable; provided, however, that the delivery of any notice pursuant to this Section 5.03 shall not limit or otherwise affect the remedies available hereunder to the Parties receiving such notice.
          Section 5.04 Access to Information. (a) Subject to the restrictions imposed by the HSR Act, federal and state securities Laws and other applicable Laws, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to (i) provide Parent and Merger Sub and their respective authorized Representatives, during normal business hours and upon reasonable advance notice such access to the employees, officers, offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not interfere unreasonably with the business or operations of the Company or its Subsidiaries) as Parent or Merger Sub reasonably may request, and (ii) furnish to Parent and its Representatives such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may from time to time reasonably request. Notwithstanding the foregoing, Parent, Merger Sub and their Representatives shall not have such access to any books, records, documents and other information (i) if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, (ii) to the extent that books, records, documents or other information is subject to the terms of a confidentiality agreement with a third party or would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party (provided that the Company shall use commercially reasonable efforts (without obligation to pay any compensation to any counterparty) to obtain waivers under such agreements or implement requisite procedures to enable reasonable access without violating such agreement), (iii) to the extent that the disclosure thereof would, or may reasonably be expected to, result in the loss of attorney-client privilege or (iv) to the extent required by applicable Law (provided that the Company shall use commercially reasonable efforts to enable the provision of reasonable access without violating such Law). Neither Parent nor any of its Representatives will be permitted to perform any onsite procedure (including any onsite environmental study) with respect to any property of the Company or any of its Subsidiaries. All information obtained or exchanged pursuant to this Section 5.04(a) shall be subject to the Confidentiality Agreement. If, in the course of any investigation pursuant to this Section 5.04(a), Parent or Merger Sub discovers any breach of any representation, warranty or covenant contained in this Agreement or any circumstance or condition that upon closing would constitute a breach, Parent and Merger Sub covenant that they will promptly so inform the Company.
               (b) No investigation by any of the Parties or their respective Representatives shall affect the representations or warranties of the other set forth herein.
          Section 5.05 Public Announcements. Except with respect to any Change of Recommendation, so long as this Agreement is in effect, the Parties will use reasonable efforts to consult with each other before issuing any press release or making any public announcement primarily relating to this Agreement or the transactions contemplated hereby. Parent and the Company agree to issue a mutually acceptable joint release announcing this Agreement.
          Section 5.06 Best Efforts. (a) Subject to the terms and conditions set forth in this Agreement, each of the Parties hereto shall use its respective reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Company Required Approvals, from all applicable Governmental or Regulatory Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental or Regulatory Authority and, unless each of the Parties agrees that no such clearance is necessary or advisable, clearance from CFIUS under the Exon-Florio Act, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement. Except as expressly contemplated by this Agreement, neither Party shall take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed.
               (b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Parties shall (i) as promptly as reasonably practicable file any and all required Notification and Report Forms under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement and thereafter make any other required submission under the HSR Act as promptly as reasonably practicable, and use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, including by requesting early termination thereof, (ii) promptly, but no later than 15 days after the date hereof, file all initial applications required to be filed with the FCC, (iii) use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or Governmental or Regulatory Authority in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iv) supply to any Governmental or Regulatory Authority as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental or Regulatory Authority, and (v) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Law with respect to the Merger and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental or Regulatory Authority with respect to the Merger so as to enable the Closing to occur no later than the End Date (including any applicable extensions thereof), including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any material assets or businesses of the Company or its Subsidiaries or controlled Affiliates or of Parent or its Subsidiaries and (y) otherwise taking or committing to take any actions that after the Closing Date would limit the freedom of Parent, the Company or its Subsidiaries’ (including the Surviving Corporation’s) or controlled Affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries (including the Surviving Corporation’s) businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date (including any applicable extensions thereof); provided that neither the Company nor any of its Subsidiaries shall become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental or Regulatory Authority to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, unless such requirement, condition, understanding, agreement or order is binding on the Company only in the event that the Closing occurs.
          (c) Subject to applicable legal limitations and the instructions of any Governmental or Regulatory Authority, the Company and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including to the extent permitted by Law promptly furnishing the other with copies of notices or other communications sent or received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, to or from any third party and/or any Governmental or Regulatory Authority with respect to such transactions. The Company and Parent shall permit the other Party to review in advance any proposed communication to any supervisory or Governmental or Regulatory Authority. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental or Regulatory Authority in connection with the proposed transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental or Regulatory Authority, gives the other Party the opportunity to attend and participate.
          (d) In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.06, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.06 shall limit a Party’s right to terminate this Agreement pursuant to Section 7.01(b)(ii) or Section 7.01(b)(iii) so long as such Party has, prior to such termination, complied with its obligations under this Section 5.06.
     Section 5.07 Indemnification, Directors’ and Officers’ Insurance. (a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other similar constituent documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiary’s certificates of incorporation and by-laws or similar constituent documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.07 without limit as to time.

          (b) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, arising out of, relating to or in connection with any such Person’s service as a director or officer of the Company or any of its Subsidiaries or services performed in connection with such Person’s serving as an officer or director or other fiduciary in any entity if such service was at the request or for the benefit of the Company, in each case, at or prior to the Effective Time; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which shall not be unreasonably withheld or delayed) and the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties and reasonably satisfactory to the Surviving Corporation) for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest that would make such joint representation inappropriate. It shall be a condition to the advancement of any amounts to be paid in respect of legal and other fees and expenses that the Surviving Corporation receive an undertaking by the Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law. In the event of any such Action, the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of any such Action.
          (c) The Company shall obtain prior to the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance of the type and with an amount of coverage as are no less favorable than those of the directors’ and officers’ liability insurance maintained as of the date hereof by the Company and its respective Subsidiaries (the “Current Policies”), and with such other terms as are no less favorable in the aggregate than those of the Current Policies; provided that, in satisfying such obligation, the Company shall not be obligated to pay aggregate premiums in excess of 350% of the aggregate per annum amount that the Company paid for such coverage under the Current Policies in the last full year prior to the date hereof, it being understood and agreed that Parent and the Surviving Corporation shall nevertheless be obligated to provide such coverage as may be obtained for such amount.
          (d) Parent shall cause the Surviving Corporation to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.07.
          (e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or by-laws or other constituent documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.07 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.
          (f) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.07.
     Section 5.08 Takeover Laws. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the Merger or the other transactions contemplated hereby, (i) the Company shall grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger and the other transactions contemplated hereby and (ii) the Company and Parent shall assist in any challenge by the other to the validity, or the applicability to the Merger or any other transaction contemplated in this Agreement, of any such statute or regulation.
     Section 5.09 Employee Benefits. (a) From and after the Effective Time, Parent shall cause the Surviving Corporation or its successor to honor all Company Benefit Plans and other employment or compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, subject to any amendment or termination thereof that may be permitted by the terms thereof. For a period of one year following the Effective Time, Parent shall cause to be provided, to those individuals actively employed by the Company or its Subsidiaries as of the Effective Time (including employees who are on temporary leave for purposes of jury or military duty, on non-medical leave of absence or on medical or disability leave and for whom it has been 180 calendar days or less since their last day of active employment) (the “Company Employees”) the same base salaries as are provided to such Company Employees immediately prior to the Effective Time, and employee benefits (excluding for this purpose equity based awards and, with respect to the period from the Effective Time through December 31, 2008, excluding annual or quarterly incentive bonuses) that are, in the aggregate, not less favorable than those provided by Parent to similarly-situated employees of Parent. In addition, with respect to the period commencing at the Effective Time and continuing through December 31, 2008, Parent shall continue the annual incentive bonus opportunities for the Company Employees at the same level as is in effect for the bonus period in which the Effective Time occurs and shall maintain in effect during this period the Company’s flexible spending benefit plan scheduled on Section 2.10(a) of the Company Disclosure Schedule.
          (b) For purposes of vesting, eligibility to participate and level of benefits (but not benefit accrual under defined benefit pension or similar plans) under the employee benefit plans of Parent and its Affiliates providing benefits to any Company Employees after the

Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Affiliates through the Effective Time, to the same extent as such Company Employee was entitled, as of immediately prior to the Effective Time, to credit for such service under any similar Company Benefit Plans in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable employee benefit plan or compensation arrangement or agreements in which such Company Employee participated immediately prior to the Effective Time; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, unless such conditions had not been waived under the comparable plans of the Company or its subsidiaries in which such Company Employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents prior to the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
          (c) For a period of one year following the Effective Time, Parent shall continue and cause to be honored the Company’s severance programs and policies described in Section 5.09(c) of the Company Disclosure Letter as in effect prior to the Effective Time (the “Company Severance Program”) without any amendments adverse to Company Employees; provided, that with respect to a Company Employee in the event Parent’s severance policy generally applicable to its similarly situated employees who commenced employment during the five-year period preceding the Effective Time would provide more favorable benefits to such Company Employee than the Company Severance Program applicable to such Company Employee, such Company Employee shall be eligible to receive benefits under Parent’s severance policy, instead of receiving payments or benefits under the Company Severance Program. In addition to any qualifying events, eligibility criteria or other circumstances entitling a Company Employee to severance benefits under the Company Severance Program or Parent’s severance policy as in effect on the date hereof, in the event that during such one-year period following the Effective Time, such Company Employee terminates employment as a result of a Constructive Discharge, such Company Employee shall receive severance benefits under the Company Severance Program or Parent’s severance policy, as applicable, to the same extent as if such Company Employee had been involuntarily terminated without cause. For purposes of this Section 5.09(c), the term “Constructive Discharge” shall mean (i) a material diminution in the essential functions of the Company Employee’s job as in effect immediately prior to the Effective Time or (ii) a relocation of the Company Employee’s primary workplace to a location more than 50 miles from such Company Employee’s primary workplace as of immediately prior to the Effective Time.

          (d) No later than five Business Days prior to its distribution, the Company shall provide Parent with a copy of any communication intended to be made to any of their respective employees relating to the transactions contemplated hereby, and will provide an opportunity for Parent to make reasonable revisions thereto and Parent will provide any such comments within three (3) Business Days after receipt of such communication.
          (e) Nothing in this Section 5.09 shall be construed or interpreted to (i) amend any Company Benefit Plan, (ii) prevent the amendment or termination of any Plan, (iii) interfere with the Parent’s right or obligation to make such changes to any Company Benefit Plan as are necessary to conform with applicable Law, or (iv) alter the at-will employment status of any Company Employee or limit the right of Parent or any of its Subsidiaries to terminate the employment of any Company Employee at any time or, subject to compliance with its obligations under Section 5.09(c), require Parent or any of its Subsidiaries to provide any such employee benefits, rates of base salary or hourly wage or annual bonus opportunities for any period following any such termination.
     Section 5.10 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any Party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.
     Section 5.11 700 MHz Auction. The Company acknowledges that Parent is currently considering its participation, and may decide to participate, in FCC Auction No. 73 (700 MHz band) (“Auction 73”). If both Parent and the Company elect to participate in Auction 73, or if the Company elects to participate and Parent elects not to participate in Auction 73, each of Parent and the Company will endeavor and cooperate in good faith (including by preparing a joint bidding agreement, if both Parent and Company elect to participate) to enable the Closing to occur without delay and prior to the end of Auction 73. If Parent reasonably believes, based on advice of counsel, that the proposed cooperation (including the joint bidding arrangement, if applicable) will not render any risk of delay of the Closing (because of change in control restrictions under the FCC’s rules, violation of applicable Law or otherwise) reasonably unlikely, then the Company will not file a short form 175 for Auction 73.
     Section 5.12 Treatment of Senior Notes. (a) Provided that the provisions of Sections 5.12(e) and 5.12(f) are satisfied, the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to commence, as soon as reasonably practicable after the receipt of a written request from Parent to do so, an offer to purchase all of the outstanding aggregate principal amount of the Senior Notes , and to solicit the consent (the “Consent Solicitation”, together with the offer to purchase, the “Debt Offer”) of the holders of the Senior Notes to certain amendments to the indenture governing the Senior Notes (the “Indenture Amendments”), in each case, on terms and conditions in this Section 5.12 and otherwise specified by Parent; provided, that the Indenture Amendments shall be set forth in the offer to purchase, related letter of transmittal, and/or other related documents (collectively, the “Offer Documents”) necessary to consummate the Debt Offer and the Company shall not be required to commence any Debt Offer until Parent shall have provided the Company with the Offer Documents; provided, further, that prior to the Effective Time, neither the Company nor any of its Subsidiaries shall be required to (i) make any cash expenditures or (ii) take any action that could obligate the Company or any of its Subsidiaries to repurchase any Senior Notes or incur any additional obligations to the holders of the Senior Notes prior to the consummation of the Debt Offer. Any mailings to holders of the Senior Notes shall be subject to the reasonable approval of the Company and Parent. The terms and conditions specified by Parent for the Debt Offer shall be only such terms and such conditions as are customarily included in offers to purchase debt securities similar to the Senior Notes and otherwise in compliance with applicable Laws. The closing of the Debt Offer shall be expressly conditioned on the completion of the Merger and shall be conducted in compliance with applicable Laws, including SEC rules and regulations. None of the Senior Notes shall be required to be purchased prior to the Effective Time. The Company and Parent shall, and shall cause their respective Subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives to, provide cooperation and assistance reasonably requested by the other in connection with the Debt Offer.
          (b) Subject to Sections 5.12(e) and 5.12(f), if requested by Parent in writing, in lieu of commencing a Debt Offer for the Senior Notes, the Company shall, and shall cause its Subsidiaries to, to the extent permitted by the indenture governing the Senior Notes to (i) at any time after April 15, 2008, issue a notice of optional redemption (the “Redemption Notice”) for all of the outstanding principal amount of the Senior Notes pursuant to the requisite provisions of the indenture governing the Senior Notes, or (ii) take actions reasonably requested by Parent that are reasonably necessary for the satisfaction, discharge or defeasance of the Senior Notes pursuant to the applicable provisions of the indenture governing the Senior Notes, and shall redeem or satisfy, discharge or defease, as applicable, the Senior Notes in accordance with the terms of the indenture governing the Senior Notes on the Effective Time (clauses (i) and (ii), the “Debt Redemption”); provided, that (A) in no event shall the Company be required to consummate the Debt Redemption, provide any irrevocable notice of the Debt Redemption or take any other irrevocable act regarding the Debt Redemption prior to the Effective Time, (B) to the extent that any action described in clause (i) or (ii) can be conditioned on the occurrence of the Effective Time, it will be so conditioned, (C) prior to the Company being required to take any of the actions described in clause (i) or (ii) above that cannot be conditioned on the occurrence of the Effective Time, as of the Closing, Parent shall set aside, or shall cause to be set aside sufficient funds to deliver to the Company to effect such redemption or satisfaction or discharge, (D) prior to the Company being required to take any of the actions described in clause (ii) above, Parent shall deliver to, or shall cause to be delivered to, the Company or a paying agent identified by the Company to Parent and reasonably acceptable to Parent sufficient funds to deliver to the Company to effect such redemption or satisfaction or discharge, and (E) any “Opinion of Counsel” required to be given under the indenture governing the Senior Notes in connection with the Debt Redemption shall be given by counsel to the Surviving Corporation. The Company and Parent shall, and shall cause their respective Subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives to, provide cooperation and assistance reasonably requested by the other in connection with the Debt Redemption.

          (c) Subject to Section 5.12(a), the Company shall, and shall cause its Subsidiaries to, waive any of the conditions to the Debt Offer (other than that the Merger shall have been consummated and that there shall be no Law, injunction or other legal restraint prohibiting consummation of the Debt Offer) as may be reasonably requested by Parent and shall not, without the written consent of Parent, waive any condition to the Debt Offer or make any changes to the Debt Offer other than as agreed in writing between Parent and the Company. Notwithstanding the immediately preceding sentence, neither the Company nor any of its Subsidiaries shall be required to make any change to the terms and conditions of the Debt Offer requested by Parent that decreases the price per Senior Note payable in the Debt Offer or related consent solicitation or imposes conditions to the Debt Offers or related consent solicitation that are adverse to the holders of the Senior Notes, unless such change is previously approved by the Company in writing.
          (d) The Company covenants and agrees that, promptly following the Consent Solicitation expiration date, assuming the requisite consent of holders of the Senior Notes to authorize the Indenture Amendments (the “Requisite Consent”) are received, each of the Company and its applicable Subsidiaries as is necessary shall (and shall use their commercially reasonable efforts to cause the applicable trustee to) execute supplemental indentures to the indenture governing the Senior Notes, which supplemental indentures shall implement the Indenture Amendments and shall become operative only concurrently with the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offer). Concurrently with the Effective Time, Parent shall provide to the Surviving Corporation necessary funds to and shall cause the Surviving Corporation to accept for payment and thereafter promptly pay for the Senior Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offer.
          (e) Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offer and the Debt Redemption, including the Offer Documents and the Redemption Notice, as applicable. Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the Offer Documents and Redemption Notice. The Offer Documents (including all amendments or supplements thereto) and all mailings to the holders of the Senior Notes in connection with the Debt Offer and Redemption Notice shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offer, any information should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use commercially reasonable efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the Senior Notes (which supplement or amendment and dissemination may, at the reasonable direction of Parent, take the form of a filing of a Current Report on Form 8-K). Notwithstanding anything to the contrary in this Section 5.12(e), the Company shall, and shall cause its Subsidiaries to, comply with the requirements of Rule 14e-l under the Exchange Act and any other applicable

Law to the extent such laws are applicable in connection with the Debt Offer and such compliance will not be deemed a breach hereof.
          (f) In connection with the Debt Offer and any Debt Redemption, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall, and shall cause its Subsidiaries to, enter into customary agreements (including indemnities) with such parties so selected. Parent shall pay the fees and out-of-pocket expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Debt Offer and any Debt Redemption upon the incurrence of such fees and out-of-pocket expenses, and Parent further agrees to reimburse the Company and its Subsidiaries for all of their reasonable and documented out-of-pocket costs incurred in connection with the Debt Offer and any Debt Redemption promptly following the incurrence thereof. Parent shall indemnify and hold harmless the Company, its Subsidiaries and each of their respective officers, directors and each Person that controls the Company within the meaning of Section 20 of the Exchange Act (each, a “Company Person”) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (excluding the out-of-pocket costs and expenses referred to in the immediately preceding sentence) suffered or incurred by any Company Person, or to which any Company Person may become subject, that arises out of, or in any way in connection with, the Debt Offer, Debt Redemption, or any actions taken, or not taken by Company, or at the direction of Company, pursuant to this Section 5.12 or at the request of Parent.
     Section 5.13 Termination of Certain Other Indebtedness. On the Closing Date, subject to Parent making available the necessary funds to do so, the Company shall use reasonable efforts to, and shall cause its Subsidiaries to use reasonable efforts to, (i) repay all outstanding amounts under and terminate the Term Loan Agreement, or any other credit facility or instrument of Indebtedness that by its terms is prepayable or repayable at such time, specified by Parent to the Company no later than three days prior to Closing, and all related Contracts to which the Company or any of its Subsidiaries is a party, and (ii) to the extent the related facility is terminated pursuant to this Section 5.13, cause to be released, to the extent the Company or any of its Subsidiaries has the right to do so at such time, any Liens on its assets relating to those facilities or instruments of Indebtedness. The Parties agree and acknowledge that, any other provision of this Agreement notwithstanding, compliance by the Company or any of its Subsidiaries with this Section 5.13 shall not be a condition to any Party’s obligation to effect the Merger.
     Section 5.14 Shareholder Litigation. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any shareholder litigation against the Company or any of its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that the Company shall not settle or agree to settle any such litigation without Parent’s consent, which consent shall not be unreasonably withheld or delayed.
     Section 5.15 Exchange Agreement. Prior to the Effective Time, the Company shall either (i) cause Section 9.1 of the Exchange Agreement, dated as of January 31, 2007, as amended, by and among the Consenting Noteholders (as defined therein), the Company and certain of its Subsidiaries (the “Exchange Agreement”), to be terminated prior to the Effective Time, or (ii) obtain a waiver from each of Highland Capital Management, L.P., and Pardus Capital Management L.P. and DiMaio Ahmad Capital LLC waiving, effective as of the Effective Time, its right to designate any Person for election to, or to fill any vacancy on, the Company’s Board of Directors.
     Section 5.16 Site Build-out. The Company shall commence the identification of appropriate locations for the remaining cell sites that are contemplated to be built pursuant to the Company’s network improvement plan and for which locations have not been identified. The Company shall use commercially reasonable efforts to procure appropriate cell sites and obtain all necessary zoning and building permits for the build-out of the cell sites contemplated by the network improvement plan and to develop and approve the budget related to such build-out. The Company shall use commercially reasonable efforts to undertake the build out of such cell sites in a timely manner. Upon the reasonable request of Parent, the Company shall provide reasonably detailed updates to Parent of the progress of the network improvement plan. The Parties agree and acknowledge that, any other provision of this Agreement notwithstanding, neither the obtaining of any zoning or building permits nor the build-out of all, any or any portion of the cell sites contemplated by the network improvement plan nor the achievement of any progress milestones relating thereto shall be a condition to any Party’s obligation to effect the Merger.
     Section 5.17 Puerto Rico Switch. Prior to the Effective Time, the Company shall use commercially reasonable efforts either to (i) relocate the switch equipment used by its Subsidiaries in Puerto Rico to another appropriate location, or (ii) extend the Real Property Lease relating to the Leased Real Property at which such equipment is located as of the date hereof, in each case without any material disruption to the Puerto Rico business and operations of the Company and its Subsidiaries and pursuant to a commercially reasonable Real Property Lease with a term which does not expire before the first anniversary of the Effective Time. The Parties agree and acknowledge that, any other provision of this Agreement notwithstanding, compliance by the Company or any of its Subsidiaries with this Section 5.17 shall not be a condition to any Party’s obligation to effect the Merger unless the failure of compliance has had or would reasonably be expected to have a Material Adverse Effect on the Company.
ARTICLE VI
CLOSING CONDITIONS
     Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to consummate the Merger shall be subject to the fulfillment or (to the extent permitted by applicable law) written waiver prior to the Effective Time of the following conditions:
          (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

               (b) Legality. No Governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued or entered any restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition (“Restraint”) which remains in effect that enjoins or otherwise prohibits consummation of the Merger. No Governmental or Regulatory Authority of the U.S. federal government shall have commenced and not withdrawn any claim, action, suit, proceeding, arbitration, mediation or investigation seeking to enjoin, restrain or otherwise prohibit any of the transactions contemplated by this Agreement.
               (c) Required Regulatory Approvals. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated. All approvals and authorizations required to be obtained from the FCC for the transfer of control of the FCC Licenses in connection with the Merger shall have been obtained, except for those approvals and authorizations to be obtained from the FCC that in the aggregate are immaterial to the Company and have not been denied by the FCC. The period of time for any applicable review process by CFIUS under the Exon-Florio Act (including, if applicable, any investigation commenced thereunder) shall have expired or been terminated or CFIUS shall have provided a written notice to the effect that review of the transactions contemplated by this Agreement has been concluded and that a determination has been made that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Act.
          Section 6.02 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are also subject to the fulfillment or written waiver by the Company, prior to the Effective Time, of each of the following conditions:
               (a) Representations and Warranties. The representations and warranties of Parent set forth in Section 3.06 of this Agreement shall have been true and correct on the date hereof and on and as of the Closing Date as though made on the Closing Date; and the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct on the date hereof and, on and as of the Closing Date as though made on the Closing Date (except to the extent that any representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.
               (b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or before the Effective Time.
               (c) Certificate. The Company shall have received a certificate dated as of the Closing Date and signed by an executive officer of Parent to the effects set forth in subparagraphs (a) and (b) above.
          Section 6.03 Conditions to the Obligations of Parent. The obligations of Parent and Merger Sub to consummate the Merger are also subject to the fulfillment or written waiver by Parent and Merger Sub, prior to the Effective Time, of each of the following conditions:

               (a) Representations and Warranties. Subject to the preamble to Article II, (i) the representations and warranties of the Company set forth in Sections 2.02(a), 2.02(b), 2.03 and 2.07(a) of this Agreement shall have been true and correct in all respects (except in the case of Section 2.02 for de minimus inaccuracies), in each case, at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent that any representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date); and (ii) the representations and warranties of the Company set forth in this Agreement, other than those specified in clause (i) above, shall have been true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent that any representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date) except, with respect to this clause (ii), for such failures to be true and correct which have not had, or would not reasonably be expected to have, a Material Adverse Effect on the Company.
               (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or before the Effective Time.
               (c) Certificate. Parent shall have received a certificate dated as of the Closing Date and signed by an executive officer of the Company to the effects set forth in subparagraphs (a) and (b) above.
          Section 6.04 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement or failure to use such efforts as may be required by Section 5.06 to consummate the Merger and the other transactions contemplated hereby.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
          Section 7.01 Termination. This Agreement may be terminated at any time before the Effective Time:
          (a) By mutual written consent of each of the Company and Parent;
          (b) By either the Company or Parent:
     (i) if the Merger shall not have been consummated on or before the date that is nine months from the date hereof (such date, or such date as extended set forth below, the “End Date”); provided that if, as of the End Date, the condition set forth in Section 6.01(c) shall not have been satisfied or waived before the End Date, then, at the option of the Company or Parent, the End Date may be extended by Parent or the Company one time to a date that is three months from the date of the then-current End Date; provided, however, that the End Date in no event shall be later than the date that is 12 months from the date hereof; provided, further, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the proximate cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date;
     (ii) if any Governmental or Regulatory Authority shall have issued a Restraint that permanently enjoins or otherwise prohibits consummation of the Merger and such Restraint shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used such efforts as may be required by Section 5.06 to prevent, oppose, reverse and remove such Restraint;
     (iii) at any time that is not less than 15 days after any federal, state or foreign statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any Governmental or Regulatory Authority (other than, for purposes of this paragraph only, any court of law or equity) and that has the effect of making the condition set forth in Section 6.01(b) or the condition set forth in Section 6.01(c) incapable of being satisfied by the Parties prior to the End Date, provided that such statute, rule, regulation, executive order, decree or injunction shall have become final and non-appealable, as applicable, and that the Party seeking to terminate this Agreement pursuant to this Section 7.01(b)(iii) shall have used such efforts as may be required by Section 5.06 to prevent, oppose and remove such statute, rule, regulation, executive order, decree or injunction; or
     (iv) at the Company Meeting (including any adjournment or postponement thereof) at which this Agreement has been voted upon, the shareholders of the Company fail to adopt this Agreement by the Company Stockholder Approval.
          (c) By the Company:
     (i) if Parent or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.01 or Section 6.02 and (B) is not cured on or before the earlier of the End Date and the 60th day following written notice to Parent, or which by its nature cannot be cured within such time period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or
     (ii) pursuant to Section 4.03(c)(ii), subject to compliance with the provisions of Section 4.03(c).
          (d) By Parent,

     (i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.01 or Section 6.03 and (B) is not cured on or before the earlier of the End Date and the 60th day following written notice to the Company, or which by its nature cannot be cured within such time period; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i), if Parent is then in material breach of any of its covenants or agreements contained in this Agreement; or
     (ii) if (A) a Change of Recommendation shall have occurred, (B) the Company shall have failed to include the Recommendation in the Proxy Statement distributed to stockholders of the Company, (C) the Company or its Board of Directors (or any committee thereof) shall approve, adopt or recommend any Alternative Proposal or approve or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement with respect to an Alternative Proposal (other than a confidentiality agreement as contemplated by Section 4.03(d)), (D) the Company or its Board of Directors (or any committee thereof) shall authorize or publicly propose any of the foregoing, or (E) the Company shall have breached in any material respect any of its obligations under Section 4.03 or 5.01.
          Section 7.02 Effect of Termination. (a) In the event of termination of this Agreement as provided in Section 7.01 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates hereunder, except (i) as set forth in this Section 7.02, the confidentiality obligations set forth in Section 5.04(a), the reimbursement and indemnity obligations set forth in Section 5.12 and Article IX hereof, and (ii) nothing herein shall relieve the Company, Parent or Merger Sub from liability for any willful breach hereof or fraud prior to such termination.
          (b) If this Agreement (i) is terminated by the Company pursuant to Section 7.01(c)(ii) or by Parent pursuant to Section 7.01(d)(ii) (other than in respect of clause (A) or clause (B) of Section 7.01(d)(ii)), then prior to or concurrently with such termination (or, in the case of a termination by Parent, as soon as reasonably practicable and in any event within five Business Days), the Company shall pay Parent a fee equal to $48 million (the “Termination Fee”), which payment shall be made by wire transfer of same day funds to an account designated by Parent or (ii)(A) is terminated by Parent or the Company pursuant to Section 7.01(b)(i) (but only if, as of the End Date, the conditions set forth in Section 6.01(b) and Section 6.01(c) and Section 6.02(a) and Section 6.02(b) were satisfied) or 7.01(b)(iv) or by Parent pursuant to Section 7.01(d)(i) as a result of a willful breach by the Company of a representation, warranty, covenant or other agreement contained herein; (B) at any time after the date of this Agreement and prior to the Company Meeting (in the case of termination pursuant to Section 7.01(b)(iv)) or the date of termination (in the case of termination pursuant to Section 7.01(b)(i) or Section 7.01(d)(i)), a bona fide, written Alternative Proposal shall have been publicly announced or publicly made known and shall not have been publicly withdrawn at least seven Business Days prior to the Company Meeting (in the case of a termination pursuant to Section 7.01(b)(iv)) or the date of termination (in the case of termination pursuant to Section 7.01(b)(i) or Section 7.01(d)(i)); and (C) within 12 months after such termination pursuant to Section 7.01(b)(iv),

Section 7.01(b)(i) or Section 7.01(d)(i), the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Alternative Proposal (whether or not the same as that previously announced or made known), then the Company shall promptly pay Parent the Termination Fee (minus any amount of expenses previously paid in accordance with Section 7.02(c)), but in no event later than two Business Days after the date of such execution or consummation, which payment shall be made by wire transfer of same day funds to an account designated by Parent. For purposes of this Section 7.02, the term “Alternative Proposal” shall read as if each reference to “20%” in the definition of such term were a reference to “50%.”
          (c) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(iv) (or by either Parent or the Company pursuant to Section 7.01(b)(i), 7.01(b)(ii) or 7.01(b)(iii) at any time when this Agreement is terminable pursuant to Section 7.01(b)(iv)), the Company shall pay to Parent an amount equal to the sum of Parent’s and Merger Sub’s reasonably documented expenses (not to exceed $10 million) by wire transfer of immediately available funds to the account designated by Parent, within two Business Days after the date of such termination; provided that the payment by the Company of such expenses pursuant to this Section 7.02(c) shall not relieve the Company of any obligation to pay the Termination Fee pursuant to any other provision of this Section 7.02.
          (d) For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one occasion. Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated hereby, that without these agreements Parent and Merger Sub would not have entered into this Agreement, and that any amounts payable pursuant to this Section 7.02 do not constitute a penalty. If the Company fails to pay Parent the Termination Fee when due, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with the collection under and enforcement of this Section 7.02 and shall pay interest on the amount of the Termination Fee, at the rate of 10% per annum, compounded daily, from the date such Termination Fee became due and owing through and including the date of payment. In addition, the Parties further agree that, if the Company fails to pay Parent any amount payable under this Agreement when due or Parent fails to pay the Company any amount payable under this Agreement when due (other than the amounts referred to in the prior sentence), the Company or Parent, as the case may be, shall pay interest on such amount at the rate of 10% per annum, compounded daily, from the date such amount became due and owing through and including the date of payment.
          Section 7.03 Amendment. This Agreement may be amended by the Company and Parent pursuant to a writing adopted by action taken by each of them at any time before the Effective Time; provided, however, that, after approval of this Agreement by the stockholders of the Company no amendment may be made which under applicable law would require approval of such Party’s stockholders without such approval.
          Section 7.04 Waiver. At any time before the Effective Time, the Company and Parent may (i) extend the time for the performance of any of the obligations or other acts of the others, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only as against such Party and only if set forth in an instrument in writing signed by such Party.
ARTICLE VIII
DEFINITIONS
          Section 8.01 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
          “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.
          “Agreement” means this Agreement and Plan of Merger, together with all of its schedules and exhibits.
          “Business Day” means a day other than Saturday, Sunday, federal or New York State holiday or other day on which commercial banks in New York City are authorized or required by law to close.
          “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or otherwise.
          “GAAP” means United States generally accepted accounting principles.
          “Governmental or Regulatory Authority” means any domestic or foreign, national, federal, state, Puerto Rico, municipal, county, city, local or other administrative, legislative, regulatory or other governmental authority, commission, agency, court of competent jurisdiction or other judicial entity, tribunal, arbitrator, office, principality, registry (including, but not limited to, with respect to patents, trademarks, designs, or copyrights), legislative or regulatory body, instrumentality, or quasi-governmental agency, commission or authority or any arbitral tribunal exercising any regulatory or Taxing Authority.
          “Indebtedness” means any indebtedness for borrowed money (including the issuance of any debt security), any capital lease obligations, any guarantee of any such indebtedness or debt securities of any other Person, or any “keep well” or other agreement to maintain any financial statement condition of another Person (including any other contingent obligations) or deferred purchase price of property or services or conditional sales contracts (other than trade payables incurred in the ordinary course of business and not more than 90 days past due).

          “Knowledge” of (i) the Company, means the actual knowledge of the persons listed on Section 8.01 of the Company Disclosure Letter and (ii) of Parent, means the actual knowledge of the persons listed on Section 8.01 of the Parent Disclosure Letter.
          “Material Adverse Effect on the Company” means an event, change, effect, development, condition or occurrence that, individually or in the aggregate, has a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, however, that no event, change effect, development, condition or occurrence to the extent resulting from any of the following shall be deemed to be, or to contribute to, a Material Adverse Effect on the Company: (A) changes in general economic or political conditions or the securities, credit or financial markets; (B) changes in or events affecting the mobile wireless voice and data industries in the United States or Caribbean generally or in the regions served by the Company; (C) regulatory, legislative or other political conditions or developments affecting the mobile wireless voice and data industries; (D) public disclosure of this Agreement or the transactions contemplated hereby, including the identity of Parent and its Affiliates; (E) any taking of any action specifically required by this Agreement or at the written request of Parent or Merger Sub; (F) changes in Law (including any rule or regulation enacted by the FCC) or GAAP, or the interpretation thereof; (G) changes in the share price or trading volume of the Shares; (H) the failure of the Company to meet projections or forecasts (whether internal or published) (it being understood for purposes of clause (G) and clause (H) that the facts or occurrences giving rise or contributing to such change or fact may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect); (I) any litigation relating to this Agreement or the transactions contemplated hereby; or (J) reductions in the volume of roaming by customers of Parent or its Affiliates on the Company’s network, whether measured by revenue or minutes of use; except, in the case of clauses (A), (B), (C) and (F), to the extent, and only to the extent, such changes, conditions or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to their industry peers.
          “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, landlord’s and other statutory liens, or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings (except in the case of landlord’s Liens); (iii) leases, subleases and licenses and other agreements pursuant to which the Company or a Subsidiary is lessor, sublessor or licensor; or grants rights to use or occupy property or assets of the Company or a Subsidiary (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) easements, encroachments, declarations, covenants, conditions, reservations, limitations and rights of way (unrecorded and of record) and other similar restrictions or encumbrances of record, zoning, building and other similar ordinances, regulations, variances and restrictions, and all defects or irregularities in title; and (vii) as to Leased Real Estate, all liens and encumbrances and other Liens of whatsoever nature created or incurred by any owner, landlord, sublandlord or other Person in title, which, in each case set forth in clauses (iii) through (vii) above, have not had and that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the use or benefit to the Company or any of its Subsidiaries of the assets or property owned, leased, used or held for use by the Company or any of its Subsidiaries to which they specifically relate.
          “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, entity or group (as defined in the Exchange Act) or a Governmental or Regulatory Authority.
          “Subsidiary” means any Person on the date of determination of which the Company or Parent, as the case may be (either alone or through or together with any other Subsidiary or Subsidiaries) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such Person.
          “Tax” or “Taxes” means any U.S. federal, state, Puerto Rico, municipal or local or foreign taxes, telecommunications regulatory fees, or telecommunications surcharges of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties, e911, universal service fund, or similar fees, assessments, or charges of any kind whatsoever (whether or not disputed), imposed by any Governmental or Regulatory Authority (whether imposed on the Company or any of its Subsidiaries, their customers, or any other Person), together with any interest and any penalties, fines, additions to tax, or additional amounts thereon.
          “Tax Law” means any Law related to Taxes.
          “Tax Returns” means any U.S. federal, state, Puerto Rico, municipal or local or foreign return, report, declaration, information return, statement or claim for refund required to be filed with any Governmental or Regulatory Authority with respect to Taxes (including any schedule or attachment thereto or amendment thereof).
          “Taxing Authorities” means any Governmental or Regulatory Authority exercising any authority to impose, regulate or administer the imposition of Taxes.
          “Treasury Regulations” means the regulations promulgated under the Code, including any successor regulations.
          Section 8.02 Other Definitions. The following terms shall have the meanings defined on the page indicated:

Action	41
Alternative Acquisition Agreement	34
Alternative Proposal	36
Auction 73	45
Book-Entry Shares	8

Budget	30
Bylaws	12
Cancelled Shares	6
Certificate of Incorporation	12
Certificate of Merger	5
Certificates	7
CFIUS	12
Change of Recommendation	34
Closing	5
Closing Date	5
Code	8
Company	4
Company Benefit Plans	15
Company Disclosure Letter	9
Company Employees	43
Company Financial Statements	13
Company Intellectual Property	20
Company Licenses	24
Company Meeting	36
Company Person	48
Company Required Approvals	12
Company SEC Reports	13
Company Securities	11
Company Severance Program	44
Company Stock Plans	9
Company Stockholder Approval	11
Confidentiality Agreement	35
Consent Solicitation	45
Constructive Discharge	44
Contract	12
Current Policies	42
Debt Offer	45
Debt Redemption	46
DGCL	4
Dissenting Shares	7
Effective Time	5
End Date	51
Environmental Law	18
ERISA	15
ERISA Affiliate	16
Exchange Act	12
Exchange Agreement	48
Exchange Fund	8
Exon-Florio Act	12
FAA	24

FAA Rules	25
FCC	12
FCC Licenses	24
Hazardous Substances	18
HSR Act	12
Indemnified Party	41
Indenture Amendments	45
Information Technology	21
Intellectual Property	21
Law	15
Leased Real Property	23
Lessor Leases	24
Liens	11
Merger	4
Merger Consideration	6
Merger Sub	4
New Plans	43
Offer Documents	45
Operating Sub	13
Owned Real Property	23
Parent	4
Parent Disclosure Letter	26
Parent Material Adverse Effect	27
Parties	4
Party	4
Paying Agent	7
Permits	24
Proxy Statement	37
Real Property Leases	23
Recommendation	18
Redemption Notice	46
Related Party Transaction	26
Representative	33
Requisite Consent	47
Restraint	49
Restricted Shares	9
Sarbanes-Oxley Act	13
Securities Act	13
Senior Notes	28
Share	6
Shares	6
Specified Contracts	22
State Commissions	12
State Licenses	24
Superior Proposal	36

Surviving Corporation	4
Term Loan Agreement	28
Termination Fee	53
Voting Agreement	4
ARTICLE IX
GENERAL PROVISIONS
          Section 9.01 Survival of Representations and Warranties. None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, nor shall any covenant or agreement survive except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent.
          Section 9.02 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by telecopy, to the Parties at the following addresses or telecopy numbers (or at such other address or telecopy number for a Party as shall be specified by like notice):
          (a) if to the Company:
SunCom Wireless Holdings, Inc.
1100 Cassatt Road
Berwyn, PA 19312
Attention: Chief Executive Officer
Facsimile: 610-993-2683
with a copy not constituting notice to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Mark Gordon, Esq.
Facsimile: 212-403-2000
          (b) if to Parent or Merger Sub:
T-Mobile USA, Inc.
12920 SE 38th Street
Bellevue, WA 98006
Attention: Chief Executive Officer
Facsimile: 425-383-4040

with copies not constituting notice to:
T-Mobile USA, Inc.
12920 SE 38th Street
Bellevue, WA 98006
Attention: General Counsel
Facsimile: 425-383-4040
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Robert P. Davis, Esq.
Facsimile: 212-225-3999
          Section 9.03 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.
          Section 9.04 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, then all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.
          Section 9.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Confidentiality Agreement and the Voting Agreement constitute the entire agreement and, except as expressly set forth herein, supersedes any and all other prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except for Section 1.08 and Section 1.09 (which, from and after the Effective Time, shall be for the benefit of holders of the Shares (including Restricted Shares) as of immediately prior to the Effective Time) and Section 5.07 (which shall be for the benefit of the Indemnified Parties), is not intended to confer upon any Person other than the Company, Parent, Merger Sub and, after the Effective Time their respective stockholders, any rights or remedies hereunder.

          Section 9.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
          Section 9.08 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, without regard to the conflicts of laws provisions thereof.
          Section 9.09 Submission to Jurisdiction; Waivers. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other Party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.09, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by the applicable law, that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
          Section 9.10 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREUNDER.
          Section 9.11 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss, and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is further agreed that, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party or Parties who are or are to be thereby aggrieved shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this

Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Any requirements for the securing or posting of any bond with such remedy are waived. Any such action may be enforced in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).
          Section 9.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.

          IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUNCOM WIRELESS HOLDINGS, INC.

By:	/s/ M.E. Kalogris

Name: Michael Kalogris
Title: Chairman and Chief Executive Officer

T-MOBILE USA, INC.

By:	/s/ Brian Kirkpatrick

Name: Brian Kirkpatrick
Title: Executive Vice President and Chief Financial Officer

TANGO MERGER SUB, INC.

By:	/s/ Brian Kirkpatrick

Name: Brian Kirkpatrick
Title: Executive Vice President and Chief Financial Officer